EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

	2009		2010		2011		2012		2013
Domestic Economy
Real GDP Growth (percent)(1)		1.7%		4.0%		6.6%		4.0%		4.7%
Gross Fixed Investment Growth (percent)(1)		(1.3)		4.9		19		4.6		6.1
Private Consumption Growth (percent)(1)		0.6		5.0		6.0		4.4		4.2
Public Consumption Growth (percent)(1)		5.9		5.6		3.6		5.7		5.8
Consumer Price Index(2)		2.0		3.2		3.7		2.4		1.9
Producer Price Index(2)		(2.2)		4.4		5.5		(3.0)		(0.5)
Interest Rate (percent)(3)		6.1		3.7		4.2		5.4		4.2
Unemployment Rate (percent)(4)		11.3		11.1		9.8		9.6		8.4

Balance of Payments	(millions of U.S. dollars)
Exports of Goods (FOB)(5)		$32,541		$39,502		$56,666		$59,823		$58,030
Oil and its derivatives(5)		10,254		16,499		28,421		31,497		32,009
Coffee(5)		1,543		1,884		2,608		1,910		1,884
Imports of Goods (FOB)(5)		30,504		37,348		50,518		54,639		55,031
Current Account Balance(5)		(5,097)		(8,929)		(9,854)		(11,834)		(12,722)
Net Foreign Direct Investment(5)		3,789		(147)		5,101		16,135		9,120
Net International Reserves		25,356		28,452		32,300		37,467		43,633
Months of Coverage of Imports (Goods and Services)		7.9		7.3		6.3		6.7		7.7

Public Finance(6)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(7)	Ps.	207,239	Ps.	219,631	Ps.	249,989	Ps.	285,297		Ps. 309,713
Non-financial Public Sector Expenditures(7)		215,153		229,354		255,860		278,032		315,285
Non-financial Public Sector Primary Surplus/(Deficit)(8)		4,542		(651)		7,059		21,984		10,956
Percent of Nominal GDP		0.9%		(0.1)%		1.1%		3.3%		1.6%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(10,614)		(12,655)		(11,549)		2,824		(6,968)
Percent of Nominal GDP		(2.4)%		(3.1)%		(1.8)%		0.4%		(1.0)%
Central Government Fiscal Surplus/ (Deficit)		(20,715)		(21,019)		(17,507)		(15,440)		(16,645)
Percent of Nominal GDP		(4.1)%		(3.9)%		(2.8)%		(2.3)%		(2.4)%

Public Debt(9)	(billions of pesos or percentage of GDP)
Public Sector Internal Funded Debt(10)	Ps.	159,032	Ps.	183,319	Ps.	192,105	Ps.	200,522	Ps.	227,032
Percent of Nominal GDP(1)		31.3%		33.6%		30.9%		30.2%		30.8%
Public Sector External Funded Debt(11)		$35,563		$38,253		$40,606		$44,496		$50,623
Percent of Nominal GDP(1)		15.4%		14.0%		14.9%		11.3%		13.4%

1:	Figures for 2012 and 2013 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures from 2009 through 2013. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear had such transfers been eliminated upon consolidation.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2012 and 2013 are preliminary.
9:	Figures for 2013 are subject to revision. Exchange rates as of December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:	In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the currency of the United States. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On September 22, 2014, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,992.68. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends on December 31 of each year. The fiscal year ended December 31, 2013 is referred to herein as “2013,” and other years are referred to in a similar manner.

INTRODUCTION

From 2009 to 2013, Colombia enjoyed real Gross Domestic Product (“GDP”) growth every year. Real GDP grew by 1.7% in 2009, 4.0% in 2010, 6.6% in 2011, 4.0% in 2012, and 4.7% in 2013. The following factors contributed to the positive growth in 2013: (i) the high dynamism, despite poor international conditions, in investment in construction and civil works; (ii) the stimulus of Government policies and ample conditions of liquidity, credit and low interest rates; (iii) an increase in both public and private consumption, as Government consumption increased at a faster pace compared to 2012 and private consumption increased at an annual rate of 4.5%; and high dynamism in the agriculture and social services sectors. These factors outweighed the performance of the mining and manufacturing sectors during the year, which was irregular due to weak external demand and increased international competitiveness.

During 2013, the sectors that experienced the greatest real growth were construction (12.0%), social and health (6.4%) and public administration and defense (5.9%). The manufacturing sector was the only sector that showed a negative growth rate (-1.0%).

Inflation, as measured by the change in the consumer price index, was at 2.0% (on an annualized basis) in 2009, increased to 3.2% in 2010, and increased again to 3.7% in 2011. Inflation was at 2.4% in 2012, but declined to 1.9% in 2013. The rate of inflation in 2013 was lower than in 2012 mainly due to decreases registered in the prices of food, housing, education and transportation (1.66, 0.29, 0.22, and 0.06 percentage points less than the inflation rate registered for these groups in 2012, respectively). On the other hand, the groups that registered the largest price increases were recreation, communications and clothing (1.31, 1.18, and 0.19 percentage points greater than the inflation rate registered for these groups in 2012, respectively).

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2009, the current account deficit was $5,097 million and the trade surplus reached $2,545 million, while the capital account surplus was at $6,255 million. In 2010, the current account deficit increased to $8,929 million and the trade surplus decreased to $2,341 million, while the capital account surplus increased to $11,763 million. In 2011, the current account deficit increased to $9,854 million, while the trade surplus increased to $6,090 million and the capital account surplus increased to $12,976 million. In 2012, the current account deficit increased by $1,980 million to $11,834 million, the trade surplus decreased to $4,744 million, while the capital account surplus increased by $4,420 million to $17,395 million. In 2013, the current account deficit increased to $12,722 million and the trade surplus decreased to $2,832 million, while the capital account surplus increased to $19,174 million. In 2013, exports of oil and its derivatives grew by $512 million, or 1.6%, while exports of gold and emeralds decreased by $1,153 million, or 33.0%. Coal exports also decreased by $1,117 million, or 14.3%, to $6,688 million. Foreign direct investment recorded a strong decrease in the capital account in 2013, having decreased by 43.5%. Foreign direct investment grew mainly as a result of increased investments in sectors such as manufacturing, mining, finance, social services, and agriculture and fishing. Net foreign investment

(including direct and portfolio investment) recorded a net inflow of $5,701 in 2009. In 2010, net foreign investment decreased to a net inflow of $826 million. In 2011, net foreign investment increased to a net inflow of $11,192 million. In 2012, net foreign investment stood at $21,825 million, which represented an increase of $10,633 million. In 2013, net foreign investment decreased to a net inflow of $16,067 million.

Net international reserves at year end increased from $25,356 million in 2009, to $28,452 million in 2010, to $32,300 million in 2011 and to $37,467 in 2012. At the end of 2013, net international reserves totaled $43,633 million.

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 34.5% in 2009 and to 35.6% in 2010, but decreased to 34.1% in 2011 and 32.5% in 2012, then increased to 34.7% in 2013. As a consequence of the international financial crisis and its effects on the Colombian economy, the Government experienced deterioration in its fiscal position during 2009 and 2010. The combination of lower tax revenues and the implementation of a countercyclical policy in order to stimulate economic growth resulted in an increase in the Government’s fiscal deficit. Colombia’s non-financial public sector recorded deficits of 2.4% of GDP in 2009, 3.1% of GDP in 2010 and 1.8% in 2011, and a surplus of 0.4% of GDP in 2012. In 2013, the non-financial public sector recorded a deficit of 1.0% of GDP.

The Central Government’s deficit was 2.4% of GDP in 2013, as compared to 2.3% of GDP in 2012, 2.9% of GDP in 2011, 3.9% of GDP in 2010 and 4.3% of GDP in 2009. On June 24, 2013, the executive board of the International Monetary Fund (“IMF”) approved a two-year arrangement under the IMF’s Flexible Credit Line in an amount equivalent to approximately $5.8 billion. The two-year arrangement is a successor arrangement to the two-year $6.2 billion Flexible Credit Line approved in May 2011. The original Flexible Credit Line was approved in May 2009 for $10.5 billion. The IMF’s Flexible Credit Line provides Colombia with access to IMF resources with no ongoing conditions, is a renewable credit line subject to a two-year limit and allows Colombia to draw on it at any time or to treat it as a precautionary instrument. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

Presidential elections took place in May 2014. Juan Manuel Santos was reelected as President of Colombia after winning the second ballot against Óscar Iván Zuluaga with 50.95% of the vote.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea to the north, Peru and Ecuador to the south, Venezuela and Brazil to the east and the Pacific Ocean to the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the National Administrative Department of Statistics (“DANE”), Colombia’s population in 2013 was 47.1 million, compared with 46.6 million in 2012. Based on the latest available population statistics for Colombian cities, in 2013, 7.7 million people lived in the metropolitan area of Bogotá, the capital of Colombia. Furthermore, in 2013, Medellín and Cali, the second and third largest cities, had populations of approximately 2.4 million and 2.3 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 107 people per square mile (41 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2012)(l)	$7,020	$12,460	$11,630	$9,640	$52,340
Life Expectancy at Birth (2012)	74	74	74	77	79
Illiteracy Rate(2)	6%	4%	10%	6%	n/a
Infant Mortality (2012)(3)	15	13	13	14	6
Poverty(4)	32.7%	25.4%	15.9%	52.3%	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over. Data for Venezuela is from 2009. Data for Brazil is from 2010. Data for Colombia and Mexico are from 2011.
3:	Number of infants dying before reaching the age of one year, per 1,000 live births.
4:	Percentage of population living below national poverty line. Data from 2012

Sources: World Bank Group, Development Data Group.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic. In the presidential elections that took place on May 25, 2014, Óscar Iván Zuluaga of Centro Democrático Mano Firme Corazón Grande won the first ballot with 29.25% of the vote, while Juan Manuel Santos of Partido Social de La

Unidad Nacional came in second with 25.69% of the vote. On June 15, 2014, Juan Manual Santos won the second ballot and was elected President of the Republic of Colombia with 50.95% of the vote. President-elect Santos took his oath and assumed the office of the President on August 7, 2014. The next presidential election is scheduled for May 2018.

In April 2014, President Juan Manuel Santos presented his plan for the period 2014 to 2018. The plan aims to pursue the following goals, among others:

•	develop a supportive and inclusive country and a country of opportunities: The Santos administration seeks to stimulate growth in vulnerable sectors, particularly in education, housing and health. In the education sector, the plan aims to improve the lives of teachers and students. In the housing sector, the Santos administration intends to stimulate a residential leasing plan, while in the health sector, the Santos administration seeks to support the rights of patients and improve the quality of service;

•	build a country of entrepreneurs and achieve full employment: The objective of this second pillar is to support and expand the industrial sector, as well as enhance tourism and the service sector. Attention will also be paid to prioritizing water conservation and the environment; and

•	establish a country without fear or war and in peace: The third pillar will focus on strengthening public safety, restructuring of the government prosecution office and the search for a responsive, transparent and efficient judicial system.

No assurance can be given that any of these goals will be achieved.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both the governors of the departments and mayors of the municipalities are elected by direct popular vote.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 9, 2014. In the Senate, candidates from Partido Social de la Unidad Nacional, Centro Democrático Mano Firme Corazón Grande, Partido Conservador Colombiano, Partido Liberal Colombiano, Partido Cambio Radical, Partido Alianza Verde, Polo Democrático Alternativo and Partido Opción Ciudadana won 21, 19, 19, 17, 9, 5, 5 and 5 seats, respectively. In the Chamber of Representatives, Partido Social de la Unidad Nacional, Partido Liberal Colombiano, Partido Conservador Colombiano, , Partido Cambio Radical, Centro Democrático Mano Firme Corazón Grande, Partido Alianza Verde, Partido Opción Ciudadana, Polo Democrático Alternativo and Partido Movimiento Independiente de Renovación Absoluta won 39, 37, 27, 16, 12, 6, 6, 3 and 3 seats, respectively. Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. Since the late 1980’s and the drafting of the 1991 constitution, the political party scene in Colombia has been changing substantially in the dimensions of its division, polarization and level of institutionalization. The pluralistic awareness of citizens and the realities and changing social contexts in the country has allowed the foundation of new political parties: Alianza Social Independiente founded in 1991, Cambio Radical in 1998, Partido Social de la Unidad Nacional and Polo Democrático Alternativo in 2005 and Partido Alianza Verde in 2009, among others.

Of these parties, the Partido Social de la Unidad Nacional has played an important role since the presidential election of 2006. Results of Partido Social de la Unidad Nacional in the Congressional elections of 2014 confirm that it is a party that has a major stake in Colombian politics.

The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress (1)

Party	Chamber of Representatives			Senate
	2006	2010	2014	2006	2010	2014
Partido Social de La Unidad Nacional	20.5%	28.4%	16.1%	19.6%	28.0%	15.6%
Liberal	21.7	21.8	14.1	16.6	17.0	12.2
Conservative	17.6	22.4	13.2	17.7	22.0	13.6
Others	40.2	27.3	56.7	46.1	33.0	58.6

	100%	100%	100%	100%	100%	100%

(1)	Totals may differ due to rounding.

Source: Senado (Senate) and Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla Activity

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Company, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, based on the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run. This fee was implemented in order to help align the local communities’ interests with those of Ecopetrol. According to Ecopetrol, there were 13 attacks on Colombia’s oil infrastructure on the Caño Limón Coveñas pipeline in 2009, resulting in $8.5 million in lost revenues, 12 attacks in 2010, which resulted in $10.5 million in lost revenues, and 32 attacks in 2011, which resulted in $37.1 million in lost revenues. In 2012, there were 151 attacks on oil infrastructure, including the Caño Limón Coveñas pipeline, which resulted in $22.9 million in lost revenues. In 2013, there were 187 attacks on oil infrastructure, which resulted in $23.5 million in lost revenues. In addition, Ecopetrol experienced production losses of 2 million barrels of oil in 2012 and 1.9 million barrels of oil in 2013 as a result of delays caused to pipeline repairs when indigenous communities blocked access to the site. The Government subsequently ordered the armed forces and police to monitor and patrol the areas most affected by the attacks.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

ELN

In June 2000, the Government and the ELN began formal peace discussions, which subsequently ceased and resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. On May 31, 2002, however, the Government suspended negotiations with the ELN after the breakdown of the discussions in December 2001. Although the Government has met with leaders of the ELN since December 2005 to discuss a possible peace agreement after a cease-fire and end of hostilities, an agreement has not yet been reached. The Government would have sought an agreement that provided humanitarian relief for all the victims of the conflict and included them in the peace-building process but so far, heads of the organization have not shown a willingness to enter into such a political agreement. On August 29, 2013, following the release by ELN of a Canadian hostage that had been held hostage for seven months, President Santos announced that the Government was ready to start peace talks with the ELN.

On June 10, 2014, the Government announced that it had been engaged in exploratory peace talks with the ELN since January 2014, after a series of previous meetings were held in 2013. The Government further stated that formal discussions with the ELN would not be initiated until all the necessary conditions for the peace agreement had been agreed.

FARC

In 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. On February 20, 2002, however, then President Pastrana announced the suspension of peace negotiations with the FARC and the end of the negotiations due to increased violence by the FARC against the civilian population. Through 2006, the FARC continued its terrorist and narcotrafficking activities despite the Government’s ongoing military campaign against it. They launched several bombings against military targets in urban areas, including Bogotá. The FARC also targeted numerous rural outposts, infrastructure targets, and political adversaries, and continued kidnappings across Colombia.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure that aims to end the armed conflict. The proposed peace process includes an agenda with five concrete points: (i) rural development, (ii) guarantees for political opposition and public participation, (iii) the end of armed conflict, (iv) combating drug trafficking and (v) the rights of the victims. The agreement does not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, registry of title to property, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, food and nutrition policies.

An agreement on political participation, the next point in the negotiation agenda, was reached on November 6, 2013. The agreement includes: (i) rights and guarantees for political opposition, including access to media, in particular for new political movements that appear once the final agreement is reached; (ii) democratic mechanisms for public participation, including direct participation; and (iii) measures to promote further participation, in equal conditions and with security guarantees, of all sectors of the society in national, regional and local politics, including the most vulnerable population.

On May 16, 2014, the Government and the FARC announced an agreement concerning the problem of drug trafficking. The agreement aims to: work with the people concerned; transform the affected farmlands; open new opportunities for communities and territories; guarantee the rights of rural farmers; clear the areas affected by landmines and unexploded ordnance; promote a comprehensive strategy to ensure full respect of the rule of law in the territories concerned; implement a program for eradicating illicit crops; strengthen institutional capabilities for the detection, control and reporting of illicit financial transactions; and promote new plans against money laundering.

On June 7, 2014, the Government and the FARC announced an agreement to take responsibility for the victims of the internal conflict, one of the most important points in the peace negotiations between the Government and the FARC. The agreement outlined ten basic principles: recognition of victims; acknowledgment of responsibility; recognition of the rights of the victims; victim participation; the discovery of the truth of what happened during the conflict; reparation for victims; guarantees of protection and security; guarantee of non-repetition; principle of reconciliation; and focus on human rights. Finalization of this agreement, however, is conditioned on a general agreement upon the full negotiating agenda and no assurance can be given that such agreement will be reached or that if it is reached, that the agreement will not be materially modified.

During 2013, 2,611 members of the FARC, ELN and other guerilla organizations were captured and 340 were killed during military encounters. In addition 1,350 members of the FARC, ELN and other rebel groups demobilized in 2013, which represented an increase of 18.4% in demobilization compared to 2012. The Government estimated that in 2013 there were approximately 12,240 members of guerrilla groups, including the FARC, ELN rebels and Bandas Criminales al Servicio del Narcotráfico (Criminal Groups supporting drug traffic or “BACRIM”). With respect to BACRIM, in 2013, 3,894 members were captured and 33 were killed. The Colombian armed forces numbered 288,245 troops as of year-end 2013.

Paramilitary Activity

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” Since the start of the Uribe administration in August 2002 through December 31, 2013, 27,700 members of illegal armed groups, including paramilitary organizations, have been demobilized.

Pursuant to Resolution No. 16, passed on January 31, 2005, the Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, and continued a dialogue between the Government and the paramilitary organizations that began in December 2002.

Justice and Peace Law

On July 25, 2005, President Uribe approved Law 975 of 2005, known as the Justice and Peace Law, which constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes. In 2007, the AUC continued to demobilize under the Justice and Peace Law. More than 32,000 AUC members have demobilized since the Justice and Peace Law became effective in 2005. In December

2006, the Colombian prosecutor’s office began taking sworn confessions from ex-members of the AUC as part of the process under the Justice and Peace Law. Out of 31,671 demobilized paramilitaries, 3,127 were eligible to receive benefits under the Justice and Peace Law. The Government believes that a number of paramilitary organizations had been dismantled since June 2008. Although some AUC members may have regrouped into criminal organizations after demobilization, the AUC as a formal organization largely has ceased to function.

On December 4, 2007, the Government presented to the Peace Commission within the Chamber of Representatives a draft decree which would grant FARC members the benefits of a humanitarian agreement within the framework of the Justice and Peace Law. In this connection, the draft would authorize a conditional suspension of sentences for the members of rebel groups that demonstrate a willingness to continue in the peace process. On April 4, 2008, Decree No. 1059 was passed pursuant to which FARC members that have been detained may at any time demobilize and receive benefits under the law. On December 13, 2010, Decree No. 1059 of 2008 was repealed by Decree No. 4619 of 2010, which makes a requirement for the authorities to investigate the criminal situation of any applicant for demobilization.

Project for Democratic Security

In 2002, the Uribe administration announced a program, called the Project for Democratic Security, which sought to eradicate the guerilla and paramilitary groups and provide security for all, without discrimination against aggressors. To that end, the Government established a voluntary civilian informant network to combat the insurgent groups. Among other objectives, the Project for Democratic Security also sought to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass anti-terrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia, the government peace initiative conceived during the Pastrana administration.

President Santos’s national development plan during his first term in office, “Prosperity for All,” sought to continue the internal security policy of the Project for Democratic Security of the previous administration.

In February 2007, Colombia’s “Strategy for Strengthening Democracy and Promoting Social Development” was developed as a mechanism to improve some factors of the Plan Colombia. The main purpose of this strategy was to consolidate the achievements in security for all citizens, peace, development, and war on poverty through five components: war on terrorism and drug trafficking, strengthening justice and promoting human rights, opening markets, comprehensive social development, comprehensive attention to displaced persons and demobilization, laying down weapons, and reintegration. The strategy ended in December 2013.

On June 10, 2011, the President signed into law a Victims Law that aims to compensate victims of the internal conflict since 1985. The law, which uses international standards and principles, has the objective of assuring land restitution and economic compensation for the victims of the internal conflict through the support of different state institutions. The law will be effective for ten years and could be extended by the Congress.

Since the “Strategy for Strengthening Democracy and Promoting Social Development” concluded in 2013, President Santos announced in May 8, 2014 ten proposals for his administration’s plan of Seguridad Ciudadana for the 2014-2018 period, which contemplates the creation of a ministry of public security, an increase of 25,000 policemen and the activation of 15 metropolitan police forces, in addition to the creation of elite forces or groups specializing in combating crimes such as theft of cell phones, extortion, kidnapping, smuggling and illegal mining. The president also reiterated that his administration will continue working for peace with the FARC.

Criminal Activity

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002 and has continued into the Santos administration. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased from 15,817 in 2009, to 15,459 in 2010, and although it increased to 16,127 in 2011 and 16,440 in 2012, it decreased by 7.3% to 15,234 in 2013. Incidents of kidnapping increased from 213 in 2009, to 282 in 2010 and to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased by 2.0% to 299 in 2013. Incidents of terrorism decreased from 489 in 2009 to 472 in 2010, but increased to 571 in 2011, and to 894 in 2012. Incidents of terrorism decreased to 830 in 2013. There can be no assurance, however, that the decreases in criminal activity will continue in the future. The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops;

•	controlling the raw materials necessary to process coca;

•	providing an alternative livelihood for small coca growers through subsidies and other means;

•	destroying drug processing and distribution operations; and

•	arresting and prosecuting drug traffickers.

From January to December 2013, 47,052 hectares of illicit cocaine crops were sprayed as compared to 100,678 hectares during the same 12 month period ended December 2012.

According to the United Nations Office on Drugs and Crime’s (UNODC) coca crop survey published in June 2014, the area used for the cultivation of coca plants in Colombia remained stable in 2013 compared to the previous year. While there were some decreases in cultivated areas in several regions, this was offset by increases in others, leaving the net total of around 48,000 hectares unchanged. The production of coca leaves decreased 14% due to lower yields per hectare. The results showed that in areas such as the Central, Amazon and Orinoco regions there were decreases in the surface under coca cultivation of 15%, 43% and 41%, respectively. In others like the Meta-Guaviare and Putumayo-Caquetá regions, and Norte de Santander and Nariño departments, there were increases of 16%, 22%, 41% and 23%, respectively, which meant the national total was not affected.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove, voluntarily, peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The plan is currently established in 96 Colombian municipalities. In an effort to improve the plan’s results, the Uribe administration announced in 2003 a program called “Familias Guardabosques” with the aim of paying 51,000 peasant families Ps. 3.6 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests. From 2003 to 2011, 122,991 families have been linked to the program. In this period, the Government has invested Ps. 1.1 billion to the program. During 2012 and 2013, the number of families added to the program were 14,874 and 13,643, respectively. Families received economic incentives of a total of Ps. 11.8 billion in 2012 and Ps. 19.7 billion in 2013. The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. The aid package to Colombia in July 2000 included

American-supplied helicopters and U.S. military trainers to assist Colombia in its anti-drug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. In 2009, the United States provided Colombia with $422.8 million for military and police assistance and $249.8 million for economic and social assistance programs. In 2010, the United States provided Colombia with $434.2 million for military and police assistance and $248.2 million for economic and social assistance programs. In 2011, the United States provided Colombia with $341.1 million for military and police assistance and $213.5 million for economic and social assistance programs. In 2012, the United States provided Colombia with $246.9 million for military and police assistance programs and $197.0 million for economic and social assistance programs. In 2013, the United States provided Colombia with $228.6 million for military and police assistance programs and $195.9 million for economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001.

On October 30, 2009, the Government signed an agreement of cooperation and technical assistance on defense and security with the United States which included, among other provisions, the use by the United States of seven military bases in Colombia for drug interdiction. The Government, working under the assumption that such agreement was only a complement of other bilateral and multilateral cooperation agreements signed between Colombia and the United States, believed that the agreement would be effective without approval of Congress and without review by the Constitutional Court. After the agreement was signed, however, certain Colombian citizens filed a petition before the Constitutional Court claiming that the agreement was invalid because it was subject to the formal approval procedure for international treaties. On August 17, 2010, the Constitutional Court held that the agreement was in the nature of an international treaty and as such was subject to the formal procedure of approval by Congress and declared the agreement without effect under Colombian law until Congress follows the required procedures. The Government accepted the Constitutional Court’s decision and has not announced any plans to present the agreement to Congress.

The United States, however, conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, the President of the United States issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the great progress made by Colombia in fighting drug-crop cultivation and drug trafficking. As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of whether Colombia is a member of the “majors list” will be released. As of September 13, 2013, Colombia remained on the “majors list” for United States’s fiscal year 2014, but is still considered certified by the President of the United States, due to the substantial efforts of its government to adhere to its obligations under international counter narcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. These certifications ensure continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

On December 26, 2012, President Santos signed into law Law 1607, which modifies the Colombian tax regime. This reform is revenue neutral, and its primary objectives are the creation of new jobs and the reduction of inequalities. For those purposes, the reform modifies the income tax rates for wage earners, which are now progressive and sets a National Alternative Minimum Tax—IMAN in order to limit the exemptions and deductions taken by individuals on their income tax. The reform also reduces the nonwage costs (payroll taxes, health and pensions) for firms with the aim of boosting formal employment, reduces the general income tax rate to 25% from 33% and creates a new tax for firms called Impuesto Sobre la Renta Para la Equidad—CREE (Business Contribution to Equality). Other relevant points of the reform are the reduction in value-added tax (“VAT”) rates in order to simplify tax rates, leaving three different rates versus the previous seven, the reduction of the withholding tax to foreign investors in the local market from 33% to 15% and the inclusion of measures against tax evasion and tax avoidance. The result of the implementation of this reform contributed to a reduction in the unemployment rate during 2013, particularly in the agricultural and industrial sectors, and in maintaining a low level of inflation through the reduction in indirect taxes on various goods and services such as fuel, vehicles and food items.

On May 30, 2011, the “Mercado Integrado Latinoamericano” (MILA) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA, allows investors to carry out cash transactions on investments in shares listed in the Bolsa de Valores de Colombia (BVC), Bolsa de Comercio de Santiago (BCS) and Bolsa de Valores de Lima (BVL), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository (CSD) of Colombia, Peru and Chile, respectively. The main objective of the integration is to develop the capital markets by offering to investors a wider range of securities and to issuers larger funding sources. In the long term, the creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors. As of December 31, 2013 the market capitalization of the MILA was $602.0 billion compared to $739.7 billion in December 2012, which shows a decrease of 18.6%. As of December 31 2013, the year to date traded volume was $75.5 billion.

In July 2008, the Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions regarding the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. In December 2009, the Government declared a state of social emergency, which allows the President to issue decrees solely related to the state of emergency and temporarily suspend laws incompatible with the state of emergency. In January 2010, the President issued a set of decrees in order to comply with the Constitutional Court decision. On April 16, 2010, the Constitutional Court declared the state of emergency and the decrees issued under it unconstitutional. On July 12, 2010, the President signed the Health Resources Law. This law ensures additional resources for the health system by between Ps. 3.5 and Ps. 3.6 trillion. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system. On January 19, 2011, the president signed into law the Health Reform Law that provides more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 186 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States (OAS), the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization. Colombia also has free trade agreements with the United States, Canada, Mexico, Chile, El Salvador, Guatemala, Honduras Switzerland, Norway, Iceland and Liechtenstein, Venezuela, Peru and the European Union.

The Andean Community of Nations, referred to herein as the Andean Community, which was designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela (but, as disclosed below, Venezuela later announced its intention to withdraw from the Andean Community), Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs by 2005. In 2002, the Andean Community approved a new common external tariff that was scheduled to take effect on May 10, 2004. The Commission of the Andean Community decided to postpone, on several occasions, the initial effective date of the common external tariff due to the lack of agreement among members on the time frame and the criteria to apply to the common external tariff. Through Decision 535, the Commission of the Andean Community suspended the effective date of the common external tariff that was initially set for January 31, 2007 until July 20, 2008. Since July 2, 2008, the Andean Community Commission has enacted several decisions suspending the application of Decision 535, the latest of which, Decision 771, suspends the application of the common external tariff until December 31, 2014.

Since 1995, Colombia had also been a party to a trade pact with Venezuela and Mexico. On April 22, 2006, Venezuela formally announced its intention to withdraw from the Andean Community and, in May 2006, Venezuela announced its withdrawal from the trade pact with Mexico and Colombia. On August 9, 2006, Venezuela signed with the member countries of the Andean Community a Memorandum of Understanding which gives effect to the existing common external tariffs among the Andean Community. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association formed by Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region. On October 18, 2004, an economic agreement was signed among Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, then members of the Andean Community. On August 3, 2005, another economic agreement was signed among Mexico, Venezuela and Colombia to promote trade among the parties, increase opportunities for investment, protect intellectual property rights and promote an environment of fair competition among the parties. In July 2006, Venezuela signed a Protocol of Adhesion to join Mercosur. Venezuela gained full membership in Mercosur on July 31, 2012. On September 20, 2006, Chile was granted the status of Associate Member Country of the Andean Community.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund to provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially had $200 million available for financing, with each country contributing $100 million.

On July 28, 2009, as a result of allegations made by President Uribe concerning weapons delivery from the Venezuelan Army to the FARC, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from $6,092 million in 2008 to $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups from Colombia were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security. For further discussion of trade relations between Colombia and Venezuela, please see “Foreign Trade and Balance of Payments—Foreign Trade.”

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a U.S. law that extended the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. In 2009, Colombian exports to the United States through ATPDEA totaled approximately $5.9 billion, a decrease of 23.4% compared with exports in the amount of $7.7 billion in 2008. In 2010, Colombian exports increased to $9.8 billion from $5.6 billion in 2009. The main products exported to the United States through ATPDEA were oil and flowers. The exports of oil fuel and crude totaled approximately $6.7 billion, showing an increase of 42.9% compared to 2009. On February 12, 2011, the privileges under the ATPDEA lapsed but were reauthorized, retroactively, on October 21, 2011 for eligible countries, such as Colombia and Ecuador. Colombia is no longer an eligible beneficiary country under the ATPDEA as of May 15, 2012, when the United States-Colombia free trade agreement entered into force. The ATPDEA expired on July 31, 2013. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. Following the expiration of the ATPDEA, the Government concentrated its efforts on obtaining final approval for the free trade agreement by the U.S. Congress after having obtained approval by the Colombian Congress in June 2007. In April 2011, Colombia developed a “Plan Nacional de Acción” or “National Plan of Action” that contains provisions to address issues raised by the U.S. Congress relating to, among others, worker protections and workers’ rights. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On October 12, 2011, the Congress of the United States approved the free trade agreement between Colombia and the United States, which President Obama signed into law on October 21, 2011. The implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

ECONOMY

Gross Domestic Product

Real GDP grew by 1.7%, 4.0%, 6.6% and 4.0% in 2009, 2010, 2011 and 2012, respectively. In 2013, real GDP grew by 4.7%.

The following factors contributed to the positive growth in 2013:

•	the high dynamism, despite poor international conditions, in investment in construction and civil works;

•	the stimulus of Government policies and ample conditions of liquidity, credit and low interest rates;

•	an increase in both public and private consumption, as Government consumption increased at a faster pace compared to 2012 and private consumption increased at an annual rate of 4.5%; and

•	high dynamism in the agriculture and social services sectors.

These factors outweighed the performance of the mining and manufacturing sectors during the year, which was irregular due to weak external demand and increased international competitiveness.

The services sector has traditionally been the largest sector of the Colombian economy. In 2013, it increased by 4.7% in real terms and represented 54.4% of GDP. The next largest sector, the retail, restaurants and hotels sector, increased by 4.3% in real terms in 2013 and accounted for 12.0% of GDP in 2013. The manufacturing sector decreased by 1.0% in real terms in 2013 and represented approximately 11.3% of GDP in 2013. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 5.5% in real terms in 2013, and the sector accounted for 6.2% of GDP in 2013. The transportation, storage and communications category grew by 3.1% in real terms in 2013 and accounted for 7.3% of GDP in 2013. Construction activity grew by 12.0% in real terms in 2013 and accounted for 6.9% of GDP in 2013. The financial services category grew by 7.2% in real terms in 2013 and accounted for 5.3% of GDP in 2013. Mining (including oil), increased by 5.0% in real terms in 2013 and represented 7.7 % of GDP in 2013. Electricity, gas and water grew by 4.9% in real terms in 2013 and represented 3.6% of GDP in 2013.

Gross fixed public investment, which represented 7.6% of 2013 GDP, registered a 10.9% increase in real terms in 2013, following a 1.5% decrease in 2012. Gross fixed private investment, which represented 20.0% of GDP in 2013, increased by 4.3% in real terms in 2013 as compared to a 7.0% increase in real terms in 2012. In 2013, public consumption, which represented 16.5% of 2013 GDP, increased by 5.8% in real terms, following an increase of 5.7% in 2012. Private consumption grew by 4.2% in real terms in 2013, following positive real growth of 4.4% in 2012, and accounted for 65.2% of 2013 GDP.

According to preliminary figures, real GDP grew 6.4% during the first quarter of 2014 over the same quarter of 2013, and grew by 2.3% compared to the fourth quarter of 2013. According to preliminary figures, during the first quarter of 2014, the sectors that experienced the greatest real growth over the same quarter of 2013 were: construction (17.2%); social, community and personal services (6.3%); and agriculture, livestock, fishing, forestry and hunting (6.1%). The Government’s projection for GDP performance for 2014 is 4.3%. No assurance can be given, however, that this projection will be reached.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended December 31, 2013.

Real GDP and Demand

	2009	2010	2011	2012(1)	2013(1)
	(millions of constant 2005 pesos)
GDP	Ps.408,379,000	Ps.424,599,000	Ps. 452,578,000	Ps. 470,903,000	Ps. 492,932,000
Add: Imports of Goods and Services	87,744,000	97,260,000	118,158,000	128,730,000	134,587,000

Total Supply of Goods and Services	496,903,000	521,903,000	567,944,000	595,379,000	623,971,000
Less: Exports of Goods and Services	67,544,000	68,398,000	76,438,000	81,126,000	85,525,000

Total Domestic Supply	Ps. 429,359,000	Ps.453,505,000	Ps.491,506,000	Ps.514,253,000	Ps. 538,446,000

Allocation of Domestic Demand Consumption
Private Consumption	Ps. 265,587,000	Ps.278,848,000	Ps. 295,516,000	Ps. 308,553,000	Ps. 321,614,000
Public Consumption	66,621,000	70,366,000	72,881,000	77,034,000	81,502,000

Total Consumption	332,275,000	349,303,000	368,399,000	385,641,000	402,437,000
Gross Fixed Investment(2)
Private Investment(1) (3)	75,991,160	77,028,588	88,149,513	94,304,761	98,395,156
Public Investment(1) (3)	22,023,840	25,750,412	34,127,487	33,625,239	37,274,844

	98,015,000	102,779,000	122,277,000	127,930,000	135,670,000
Changes in Inventory	(1,129,000)	1,568,000	1,340,000	1,352,000	224,000
Total Domestic Demand	Ps. 496,903,000	Ps. 521,903,000	Ps. 567,944,000	Ps. 595,379,000	Ps. 623,971,000

Totals may differ due to rounding,

1:	Preliminary figures.
2:	Investment is defined as gross fixed capital formation plus changes in inventory.
3:	Information taken from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance and Public Credit.

Source: DANE

	Percentage of GDP(1)(4)					Real Growth Rate(1)(4)
	2009	2010	2011	2012(2)	2013(2)	2009	2010	2011	2012(2)	2013(2)
GDP	100.0%	100.0%	100.0%	100.0%	100%	1.7%	4.0%	6.6%	4.0%	4.7%
Add: Imports of Goods and Services	21.5%	22.9%	26.1%	27.3%	27.3%	(9.1)%	10.9%	21.5%	9.0%	4.6%
Total Supply of Goods and Services	121.5%	122.9%	126.1%	127.3%	127.3%	(0.4)%	5.2%	9.4%	5.1%	4.7%
Less: Exports of Goods and Services	16.5%	16.1%	16.9%	17.2%	17.4%	(2.9)%	1.3%	11.8%	6.1%	5.4%

Total Domestic Supply	105.1%	106.8%	108.6%	109.2%	109.2%	0.3%	5.6%	8.4%	4.6%	4.7%

Allocation of Domestic Demand(3)
Consumption
Private Consumption	65.0%	65.7%	65.3%	65.5%	65.2%	0.6%	5.0%	6.0%	4.4%	4.2%
Public Consumption	16.3%	16.6%	16.1%	16.4%	16.5%	5.9%	5.6%	3.6%	5.7%	5.8%

	81.4%	82.3%	81.4%	81.9%	81.6%	1.6%	5.1%	5.5%	4.7%	4.4%
Gross Fixed Investment
Private Investment(5)	18.6%	18.1%	19.5%	20.0%	20.0%	(4.8)%	1.4%	14.4%	7.0%	4.3%
Public Investment(5)	5.4%	6.1%	7.5%	7.1%	7.6%	12.9%	16.9%	32.5%	(1.5)%	10.9%

	24.0%	24.2%	27.0%	27.2%	27.5%	(1.3)%	4.9%	19.0%	4.6%	6.1%
Changes in Inventory	(0.3)%	0.4%	0.3%	0.3%	0.0%	(172.5)%	(238.9)%	(14.5)%	0.9%	(83.4)%

Total Domestic Demand	121.7%	122.9%	125.5%	126.4%	126.6%	(0.1)%	5.0%	8.8%	4.8%	4.8%

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.
3:	Includes the purchase of goods made abroad by residents and excludes that of non-residents made in Colombia.
4:	Information taken from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance and Public Credit.
5:	Investment is defined as gross fixed capital formation plus changes in inventory. Information taken from macroflows calculated by the General Directorate of Macroeconomic Policy – Ministry of Finance and Public Credit.

Source: DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2013.

			Real GDP by Sector
	2009	% of Total	2010	% of Total	2011	% of Total	2012(1)	% of Total	2013(1)	% of Total
	(millions of constant 2005 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	Ps.2,362,000	0.6%	Ps.2,623,000	0.6%	Ps. 2,421,000	0.5%	Ps. 2,382,000	0.5%	Ps. 3,022,000	0.6%
Other Agriculture and Livestock	23,642,000	5.8	23,414,000	5.5	24,222,000	5.4	24,919,000	5.3	25,940,000	5.3
Fishing, Forestry and Hunting	1,566,000	0.4	1,567,000	0.4	1,610,000	0.4	1,698,000	0.4	1,614,000	0.3

Total Agriculture	27,667,000	6.8	27,720,000	6.5	28,295,000	6.3	28,995,000	6.2	30,581,000	6.2
Manufacturing Industry	53,091,000	13.0	54,065,000	12.7	56,631,000	12.5	55,994,000	11.9	55,453,000	11.3
Mining(2)	26,964,000	6.6	29,821,000	7.0	34,147,000	7.5	36,043,000	7.7	37,827,000	7.7
Electricity, Gas and Water	15,303,000	3.8	15,895,000	3.7	16,376,000	3.6	16,724,000	3.6	17,543,000	3.6
Construction	26,329,000	6.5	26,302,000	6.2	28,469,000	6.3	30,163,000	6.4	33,786,000	6.9
Services
Transportation, Storage and Communications	29,535,000	7.2	31,369,000	7.4	33,455,000	7.4	35,096,000	7.5	36,184,000	7.3
Retail, Restaurants and Hotels	48,463,000	11.9	50,975,000	12.0	54,400,000	12.0	56,739,000	12.0	59,203,000	12.0
Financial Services	19,035,000	4.7	19,893,000	4.7	22,470,000	5.0	24,308,000	5.2	26,060,000	5.3
Housing	34,643,000	8.5	35,880,000	8.5	36,895,000	8.2	38,089,000	8.1	39,250,000	8.0
Services to Companies except Financial Services and Housing	26,207,000	6.4	27,018,000	6.4	28,923,000	6.4	30,320,000	6.4	32,025,000	6.5
Public Administration and Defense	35,262,000	8.6	36,783,000	8.7	37,555,000	8.3	39,362,000	8.4	41,665,000	8.5
Education	7,642,000	1.9	7,695,000	1.8	7,934,000	1.8	8,243,000	1.8	8,529,000	1.7
Social and Health	8,528,000	2.1	8,955,000	2.1	9,255,000	2.0	9,906,000	2.1	10,539,000	2.1
Recreation, Cultural, Sports and Other Services	9,093,000	2.2	9,323,000	2.2	10,005,000	2.2	10,585,000	2.3	11,603,000	2.2
Domestic Services	3,098,000	0.8	3,156,000	0.7	3,264,000	0.7	3,354,000	0.7	3,452,000	0.7

Total Services	221,408,000	54.2	230,952,000	54.4	244,066,000	53.9	255,869,000	54.3	267,893,000	54.4
Plus: Duties and Tariffs on Imports	36,662,000	9.0	39,088,000	9.2	43,420,000	9.6	45,645,000	9.7	47,771,000	9.7

Real GDP	Ps.408,379,000	100%	Ps.424,599,000	100%	Ps. 452,578,000	100%	Ps. 470,903,000	100%	Ps. 492,932,000	100%

Totals may differ due to rounding.

1:	Preliminary figures.
2:	Includes petroleum.

Source: DANE

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2013.

Real GDP Growth by Sector(1)

	2009	2010	2011	2012(2)	2013(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	(20.8)%	11.1	(7.7)%	(1.6)%	26.9%
Other Agriculture and Livestock	1.6	(1.0)	3.5	2.9	4.1
Fishing, Forestry and Hunting	(2.0)	0.1	2.7	5.5	(5.0)
Total Agriculture	(0.7)	0.2	2.0	2.5	5.5
Manufacturing Industry	(4.2)	1.8	4.8	(1.1)	(1.0)
Mining(3)	10.9	10.6	14.5	5.6	5.0
Electricity, Gas and Water	1.9	3.9	3.0	2.1	4.9
Construction	5.3	(0.1)	8.2	6.0	12.0
Services
Transportation, Storage and Communications	(1.3)	6.2	6.7	4.9	3.1
Retail, Restaurants and Hotels	(0.3)	5.2	6.7	4.3	4.3
Financial Services	3.2	4.5	13.0	8.2	7.2
Housing	3.5	3.6	2.8	3.2	3.1
Services to Companies except Financial Services and Housing	2.5	3.1	7.1	4.8	5.6
Public Administration and Defense	6.0	4.3	2.1	4.8	5.9
Education	1.4	0.7	3.1	3.9	3.5
Social and Health	3.7	5.0	3.4	7.0	6.4
Recreation, Cultural, Sports and Other Services	2.0	2.5	7.3	5.8	4.5
Domestic Services	1.9	1.9	3.4	2.8	2.9
Total Services	2.1	4.3	5.7	4.8	4.7
Plus: Duties and Tariffs on Imports	(1.7)	6.6	11.1	5.1	4.7
Real GDP	1.7	4.0	6.6	4.0	4.7

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.
3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. In 2013, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, 6.2% of total GDP. Total agriculture sector production increased by 5.5% in real terms in 2013, compared to a 2.5% increase in 2012. The non-coffee agricultural and livestock sector accounted for 5.3% of GDP in 2013, increasing by 4.1% in 2013, as compared to 2.9% real growth in 2012. In 2013, the fishing, forestry and hunting sector comprised 0.3% of GDP, decreasing by 5.0% in real terms, after a real increase of 5.5% in 2012.

Coffee production (excluding coffee processing) represented 0.6% of GDP in 2013, increasing by 26.9% in real terms, as compared with a decrease of 1.6% in 2012.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a trust account created by law for the primary purpose of stabilizing the coffee growers’ income by reducing the volatility caused by international prices. The fund is managed by the National Coffee Growers’ Committee, which is made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Director of the National Planning Department. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed or fall below the established internal price for coffee, the National Coffee Fund accumulates a surplus or deficit. In 2009, the fund registered a deficit of Ps. 102 billion due mainly to a reduction of 25.9% in coffee contributions and taxes. During 2010, the fund registered a fiscal deficit of Ps. 368 billion due to an increase of 14.5% in total expenses caused by higher commercial operation expenses in the form of coffee purchases. In 2011, the fund registered a fiscal surplus of Ps. 232 billion as a result of an increase in sales. In 2012, the fund registered a fiscal surplus of Ps. 37 billion, Ps. 196 billion lower than the fiscal surplus recorded in 2011 as a result of a decrease in sales volume and price. In 2013, the fund registered a fiscal deficit of Ps.105 billion due to low dynamism in sales. The weighted average price of coffee exported by Colombia decreased by 26.9% in 2013, from $2.03 per pound in 2012 to $1.48 per pound in 2013. Coffee exports accounted for 3.2% of total merchandise exports in 2013, equal to the 2012 level of total merchandise exports; the volume of coffee exports also increased by 37.2% in 2013, as compared with the volume exported in 2012. In August 2013, agricultural workers staged protests in remote areas and small towns, demanding more government support for agricultural production in light of the fall in international coffee prices. The Government, having expressed its willingness to enter into a dialogue with the protesters and its commitment to the agricultural sector, met with the protesters on August 22, 2013 to discuss their demands, issues of agricultural policy and the availability of financial instruments for agricultural sector support. The Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 1.0 trillion in 2009, Ps. 2.9 trillion in 2010, Ps. 3.2 trillion in 2011, Ps. 4.1 trillion in 2012 and Ps. 4.8 trillion in 2013, ending the year with a total loan portfolio of Ps. 9.4 trillion, as compared to a total portfolio of Ps. 8.0 trillion on December 31, 2012, Ps. 7.1 trillion on December 31, 2011, Ps. 5.9 trillion on December 31, 2010 and Ps.5.6 trillion on December 31, 2009.

Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended Ps. 3,923.5 billion of loans to rural producers during 2009. In 2010, the loans totaled Ps. 4,182.0 billion, an increase of 6.6% compared to 2009. In 2011, the loans totaled Ps. 5,473.0 billion, an increase of 30.9% compared to 2010. In 2012, the loans totaled Ps. 6,472.1 billion, an increase of 18.3% compared to 2011. In 2013, the loans totaled Ps. 6,961.2 billion, an increase of 7.6% compared to 2012.

Manufacturing

Manufacturing sector production decreased by 1.0% in 2013 and accounted for 11.3% of 2013 GDP. Sixteen categories within the manufacturing sector showed decreases in 2013, while nine sectors showed positive real growth. The largest decreases within the manufacturing sector were registered by publishing, printing and analogous articles (which showed a 10.0% real decrease); yarns, threads and fabric fibers (which showed an 8.3% real decrease); transport equipment (which showed a 7.4% real decrease) and paper and pasteboard (which showed a 6.0% real decrease).The categories that experienced the largest increases were coffee products and threshing (which showed a 30.0% real increase); processed tobacco (which showed a 12.1% real increase); and dairy products (which showed an 8.0% real increase).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	% of Manufacturing GDP					Real Growth
	2009	2010	2011	2012(2)	2013(2)	2009	2010	2011	2012(2)	2013(2)
Beef and Fish	2.3%	2.3%	2.3%	2.4%	2.4%	(0.4)%	0.3%	3.7%	4.5%	0.5%
Oils, Fats, Cocoa and other Food Products	4.5%	4.4%	4.3%	4.5%	4.8%	1.9%	(0.4)%	2.8%	2.5%	4.9%
Dairy Products	1.8%	1.8%	1.7%	1.8%	2.0%	(1.6)%	(0.6)%	3.8%	2.0%	8.0%
Milling Products, Starch and its Products	5.8%	5.8%	5.7%	5.8%	5.8%	(2.5)%	2.4%	3.1%	0.5%	(1.9)%
Coffee Products and Threshing	0.8%	0.8%	0.7%	0.7%	0.9%	(24.5)%	3.5%	(6.8)%	(5.2)%	30.0
Sugar	1.4%	1.2%	1.3%	1.3%	1.4%	13.8%	(12.3)%	10.7%	(0.5)%	5.6%
Beverages	6.6%	6.2%	6.0%	6.3%	6.5%	2.9%	(3.9)%	2.0%	3.3%	2.3%
Processed Tobacco	0.4%	0.3%	0.3%	0.2%	0.3%	(16.3)%	(10.0)%	(14.0)%	(10.2)%	12.1%
Yarns, Threads and Fabric Fibers	1.5%	1.4%	1.4%	1.3%	1.2%	(12.0)%	(3.1)%	3.9%	(6.6)%	(8.3)%
Textile Articles, except Apparel	1.0%	1.0%	1.0%	1.0%	1.0%	(16.1)%	4.8%	3.6%	1.4%	(0.5)%
Knitted and Crocheted Fabrics; Clothing	6.8%	7.0%	7.2%	7.3%	7.1%	(12.5)%	4.0%	8.8%	(0.1)%	(4.0)%
Leather and Leather Products, Footwear	2.0%	2.0%	2.2%	2.1%	2.0%	(17.8)%	5.2%	11.4%	(3.9)%	(5.9)%
Wood, Cork and Straw Products	1.3%	1.3%	1.2%	1.2%	1.1%	(9.8)%	(0.3)%	(2.4)%	(1.5)%	(5.8)%
Paper and Pasteboard	3.7%	3.9%	3.9%	4.1%	3.9%	(0.4)%	6.8%	4.0%	5.1%	(6.0)%
Publishing, Printing and Analogous Articles	4.1%	3.9%	3.8%	4.0%	3.6%	0.6%	(4.4)%	3.2%	3.5%	(10.0)%
Processed Petroleum Products	13.4%	13.6%	13.1%	11.9%	12.1%	(4.1)%	3.5%	1.4%	(10.5)%	1.0%
Chemical Products	12.7%	12.6%	12.6%	12.8%	12.8%	(4.1)%	1.5%	4.4%	0.5%	(0.7)%
Rubber and Plastic Products	4.2%	4.3%	4.3%	4.3%	4.2%	(1.5)%	2.8%	6.7%	(1.0)%	(4.5)%
Non-Metallic Mineral Products	8.2%	8.0%	8.5%	8.8%	8.8%	(4.1)%	(1.3)%	11.3%	2.2%	(1.2)%
Basic Metal Products (except Machinery and Equipment)	6.8%	6.9%	6.9%	7.2%	7.1%	0.6%	3.4%	5.6%	3.2%	(3.2)%
Machinery and Equipment	2.7%	2.8%	2.8%	2.8%	2.9%	(12.4)%	6.5%	4.7%	0.9%	0.1%
Other Machinery and Electric Equipment	2.2%	2.4%	2.5%	2.5%	2.5%	(6.4)%	11.0%	9.8%	(2.5)%	(0.4)%

Transportation Equipment	1.6%	2.0%	2.4%	2.5%	2.3%	(13.3)%	28.6%	21.1%	3.4%	(7.4)%
Furniture and Related Products	2.1%	2.2%	2.2%	2.3%	2.3%	(2.5)%	3.3%	8.2%	1.1%	(1.6)%
Other Manufactured Goods	2.1%	2.2%	2.1%	2.2%	2.2%	(10.3)%	5.2%	(0.8)%	3.5%	0.6%
Total	100.0%	100.0%	100.0%	100.0%		(4.1)%	1.8%	4.8%	(1.1)%	(1.0)%

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.

Source: DANE.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 7.7% of GDP in 2013, approximately the same percentage of GDP as in 2012. Mining sector production increased in 2013, recording real growth of 5.0%, as compared to 5.6% in 2012.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, the Government-owned oil company, exploited these reserves either directly or in association with private companies.

In June 2003, the Government divided Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, continues to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), the administrative unit, has taken charge, as of January 1, 2004, of the management of Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. According to Law 1760 of 2003, which created the ANH, Ecopetrol S.A. could enter into new joint venture contracts through December 2003, but thereafter, ANH has been responsible for entering into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, manages some of Ecopetrol S.A.’s non-strategic investments. Ecopetrol S.A. is now a mixed economy company and is no longer 100% owned by the Ministry of Mines and Energy. Prior to the public offering of its shares described below, the Ministry of Finance owned 95% of Ecopetrol S.A.’s shares and the remaining shares were owned by other public sector enterprises. On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol S.A. The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol S.A. received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale were used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of December 31, 2013, the Government owned 88.5% of Ecopetrol S.A.’s shares.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol S.A.’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to each contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol S.A. and private companies, it is customary for Ecopetrol S.A. to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared towards encouraging oil exploration in small- and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

To address the country’s exploration and production needs, Colombia has modified the contractual regime governing the exploration, development and production of hydrocarbons on a number of occasions since its introduction in 1970. The exploration and production contracts entered into with Ecopetrol S.A.’s business partners set forth the production split, the length of the exploration and production terms, and royalty payments.

Under Colombian law, an existing contract cannot be modified because of a change to the contractual regime, unless the change is made through public order regulations. As a result, contracts that were executed prior to the issuance of a new contractual regime remain in full force and are not affected by the subsequent regime. As of December 31, 2013, Ecopetrol S.A. was party to 107 agreements with partners and 27 exploration and production agreements with the ANH in which Ecopetrol S.A. does not have any partners.

Under joint venture contracts entered into before March 1994, which include contracts regarding the Cusiana and Cupiagua crude oil fields, among others, the private investor explored a previously agreed upon area at its own risk and expense. Thereafter, Ecopetrol S.A. had the option to become a joint venture partner by reimbursing the investor 50% of the exploration costs of oil wells within commercially viable fields and 50% interest of all future development costs related to those fields. Once Ecopetrol S.A. became a partner, it had a 50% interest in the production of the field. If Ecopetrol S.A. decided not to become a joint venture partner within a certain period of time, the private investor had the right to enter into a sole risk contract for the field’s crude oil production until it had recovered 200% of its investment and 100% of all its total costs. Thereafter, Ecopetrol S.A. could participate in the development of the field and all future costs and expenses would be automatically shared with the partner. Beginning in 1994, modifications were made to standard joint venture contracts to maintain the private investor’s share of production at 50% until aggregate production exceeded 60 million barrels. Thereafter, Ecopetrol S.A.’s share increased gradually, up to a maximum of 70% of production. In 1995, further modifications to the standard joint venture contracts required Ecopetrol S.A. to pay for half of the exploration costs, not only for wells that ultimately proved to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that became commercially viable. The modifications also provided for competitive bidding for the right to explore and develop marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies presented bids based on percentages of production they would pay Ecopetrol S.A. in exchange for the rights to develop these fields. Winning bidders were responsible for all future investment and operating costs related to the field.

The standard joint venture contract was once again modified in 1997 in order to promote private sector activity in the development of inactive areas and small fields and in the exploration for natural gas. These modifications extended the exploration periods, increased the levels of reimbursement for private companies’ exploration costs and provided for the reimbursement of exploration costs in real terms and denominated in U.S. dollars.

In 1999, the Government of Colombia adopted two additional modifications to the standard terms, applicable to new joint venture contracts:

•	Reduction of Ecopetrol S.A.’s Initial Participation. Ecopetrol S.A.’s initial participation under the joint venture contracts signed after this reform was reduced from 50% to 30%. As of December 31, 2013, Ecopetrol S.A. had 37 joint venture contracts outstanding in which the participation was greater than or equal to 50%, and 16 joint venture agreements where the participation was less than 50%.

•

Modified R Factor. The Government modified the formula used to determine the increase in Ecopetrol S.A.’s share of total production, the R Factor. The R Factor is calculated by dividing accumulated revenues in cash by investments and costs. If the R Factor increases above a certain profitability threshold, then Ecopetrol S.A.’s share of production increases above the initial 30%. Pursuant to the 1999 modifications, Ecopetrol S.A. raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol S.A.’s share from 1.0 to 1.5. Additionally, prior to the 1999 modifications, the R Factor was calculated in constant U.S. dollars. The new calculation method was designed to prevent inflation from causing an increase in the R Factor and a corresponding increase in Ecopetrol S.A’s share.

Ecopetrol S.A. has entered into various joint venture and other contractual agreements for the exploration and production with regional and international oil companies. These arrangements include: risk participation contracts, incremental production agreements, shared risk production contracts, risk services production contracts and discovered undeveloped fields contracts.

Risk-participation contracts. Under these contracts, Ecopetrol S.A. assumes 20% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture. As of December 31, 2013, Ecopetrol S.A. had four risk participation contracts in effect.

Incremental Production Agreements. Ecopetrol S.A. currently has two types of incremental production agreements: the standard incremental production agreements (“SIPA”) and the development of incremental production project agreements (“DIPA”).

•	SIPAs. Under the SIPAs, Ecopetrol S.A. calculates the total number of proved developed reserves available in a specific field or well and then establishes a base production curve for the reserves. Any future production exceeding the curve, which is referred to as incremental production, results from extracting proved undeveloped reserves or probable reserves which require additional investments funded by Ecopetrol S.A.’s partners under the SIPA. Ecopetrol S.A. has the right to a previously specified percentage of the incremental production. Ecopetrol S.A’s. percentage participation varies depending on the total amount invested by Ecopetrol S.A.’s partners and on the R Factor which cannot be lower than 1.5. The volume produced under the production curve is not shared with the partners. As of December 31, 2013, Ecopetrol S.A. had five SIPAs in effect.

•	DIPAs. Under DIPAs, Ecopetrol S.A. must file a request with the Ministry of Mines and Energy to approve an incremental production project for a field that Ecopetrol S.A. directly operates. If the project is approved, Ecopetrol S.A. agrees with its partners to develop the field and Ecopetrol S.A. determines mandatory investment thresholds for the partners. Ecopetrol S.A. is not required to fund any investment. The production from the field is distributed to Ecopetrol S.A. and the partners receive a percentage of the total production from the field that varies depending on the invested amount. Once the mandatory investment stage expires, Ecopetrol S.A. agrees with its partners on the percentage of production, total costs and additional investments to be paid by each party. Ecopetrol S.A. pays 20% royalties to the Government on the base production curve and variable royalties on any incremental production. Additionally, in the event of higher prices and large volumes, Ecopetrol S.A. has adjustment clauses to increase its share in the production. As of December 31, 2013, Ecopetrol S.A. had one DIPA in effect.

Shared-Risk Production Contracts. Under these contracts, Ecopetrol S.A. remains as operator of the field and assumes responsibility for 50% of all investments and costs. Private oil companies submit bids to enter into agreements with Ecopetrol S.A. based upon the production percentage they will assign to Ecopetrol S.A. The successful bidder has the right to enter into the shared risk contract with Ecopetrol S.A. As of December 31, 2013, Ecopetrol S.A. had two shared risk production contracts outstanding.

Risk Service Production Contracts. Ecopetrol S.A. began using risk service production contracts in January 1998 to increase production through the use of new technologies in crude oil fields then operated by Ecopetrol S.A.’s partners. All investments in new technologies were made by its partners who received a previously specified fee per barrel. As of December 31, 2013, Ecopetrol S.A. had one risk service contract outstanding for the development of the Rancho Hermoso field located in the Mirador formation.

Discovered Undeveloped Fields Contracts. Ecopetrol S.A. has entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields. Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a certain amount of production. As of December 31, 2013, Ecopetrol S.A. had nine discovered undeveloped fields contracts.

Sole Risk Contracts. Ecopetrol S.A. has entered into sole risk operations, where it benefits from successful exploratory efforts. The partner in such operations has the right to the field’s crude oil production until it has recovered a stipulated percentage (which varies according to the agreement) of its investment and of its total costs. Thereafter, Ecopetrol S.A. participates in the development of the field, and all the future costs and expenses are automatically shared with its partner as if it had elected to become a joint venture partner in the agreement. As of December 31, 2012, Ecopetrol S.A. had 16 sole risk operations.

As of December 31, 2013, Ecopetrol S.A. also had the following agreements:

•	One Technical Alliance Agreement with a service company to support the operation of Casabe field in which Ecopetrol S.A. maintains operation and ownership of 100% reserves; and

•	During 2013, the Service and Technical Cooperation Contract with the Universidad Industrial de Santander for research and development of the Colorado field was terminated on March 10, 2013.

Current Joint Venture Contractual Regime

In 2004, the authority to enter into exploration and production contracts was assigned to the ANH under a different exploration and production contractual scheme. Ecopetrol S.A. became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special rights. Decree Law 1760 of 2003 gave Ecopetrol S.A. the right to maintain in effect all contracts that the company had entered into prior to January 1, 2004, as well as to have absolute discretion as to whether or not such contracts would be extended after their stated termination date. If Ecopetrol S.A. decided not to extend the contracts, the production rights and assets related to the relevant block would revert to Ecopetrol S.A. and Ecopetrol S.A. would have the right, at no additional cost, to exploit the associated reserves indefinitely. Contracts entered into by Ecopetrol S.A. after January 1, 2004 that are not extended by the ANH would revert to the ANH and not to Ecopetrol S.A.

In 2004, the ANH introduced two new model contracts to replace the previously used joint venture contracts: the exploration and production contract and the technical evaluation agreement.

Exploration and Production Contracts. Under exploration and production contracts, the contractor, including Ecopetrol S.A., assumes all exploration and production activities. The contractor also assumes all risks and costs of exploration and is the sole owner of all production and assets involved in the exploration and production activities for the term of the contract. There is no partnership or joint venture between the contractor and the ANH.

Technical Evaluation Agreements. The scope of the technical evaluation agreements is limited to exploration activities. Under this type of agreement, the contractor can evaluate a specific area and decide whether or not it will enter into an exploration and production contract. The contractor assumes all risks and costs of the activities and operations.

Ecopetrol S.A. entered into several agreements or “Convenios” with the ANH in areas directly operated by Ecopetrol S.A., where Ecopetrol S.A. holds total exploration and production rights up to the point when revenue from the well falls below the costs of operations set by the company (the “economic limit”).

When joint venture contracts agreed before December 31, 2003 expire, Ecopetrol S.A. is required to enter into agreements with the ANH pursuant to Article 2 of Decree 2288 of 2004. The purpose of these agreements is to define the terms and conditions under which Ecopetrol S.A. can exercise its exclusive right of exploration and production of hydrocarbons—granted by Decree Law 1760 of 2003—in the agreement area until the economic limit of the area covered by the contract has been reached.

Ecopetrol S.A. has entered into a number of exploration and production contracts with regional and international oil companies.

In 2013, Ecopetrol S.A. issued bonds in the international capital markets in an aggregate principal amount of $2.5 billion. On May 28, 2014, Ecopetrol S.A. issued bonds in the international capital markets in an aggregate principal amount of $2 billion. Ecopetrol S.A. stated that the proceeds of the 2013 and 2014 issuances are being used for general corporate purposes, including capital expenditures. On September 9, 2014, Ecopetrol S.A. issued bonds in the international capital markets in an aggregate principal amount of $1.2 billion. According to Ecopetrol S.A., the proceeds from the offering will be used for general corporate purposes, including its investment plan.

As of December 31, 2013, Colombia’s proven crude oil reserves totaled approximately 2,455 million barrels and Colombia’s proven gas reserves totaled an estimated 5.5 trillion cubic feet. The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

			As of December 31,
	2009	2010	2011	2012	2013
Crude Oil (millions of barrels)	1,988	2,058	2,259	2,377	2,445
Natural Gas (trillions of cubic feet)(2)	4.7	5.4	5.5	5.7	5.5

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol S.A. has the sole right of development, Ecopetrol S.A. estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol S.A. includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol S.A. estimates its share of reserves that are to be developed pursuant to joint venture contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol S.A.’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.

Source: ANH

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive. Since 2002, however, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol S.A., as well as reforms to the standard terms of exploration and production contracts (as explained above) that have attracted investors. Total seismic exploration was 20,117 kilometers in 2009 and increased to 25,965 kilometers in 2010. In 2011, total seismic exploration decreased to 23,963 kilometers and in 2012 further decreased to 18,205 kilometers. In 2013 total seismic exploration increased to 28,529 kilometers. The drilling of exploration oil wells generally increased from 2009 to 2012, but decreased slightly in 2013. A total of 75 oil wells were drilled in 2009, and 112 in 2010. In 2011 and 2012, the number of oil wells drilled increased to 126 and 131, respectively. In 2013, the number of oil wells drilled decreased to 115.

Production of crude oil in Colombia increased from an average of 944 thousand barrels per day in 2012 to 1,008 thousand barrels per day in 2013, primarily due to growth in production by the oldest and largest oil fields that are governed by joint venture contracts. Ecopetrol S.A.’s direct production accounted for approximately 60.8% of the total crude oil production in 2013, in comparison with 63% reached in 2012.

Of the more than one million barrels of crude oil produced per day in 2013, approximately 74.7% were exported, as compared to 74.2% of total crude oil production in 2012. Ecopetrol S.A. was responsible for exporting 45.3% of the total crude oil produced by Colombia in 2013, as compared to 47.1% in 2012. The value of Colombia’s exports of crude oil and its derivatives in 2013, according to balance of payments statistics, totaled an estimated $32.0 billion, a 1.6% increase from the 2012 level. This increase was due to an increase in volume partially offset by a lower export price. The average export price of crude oil in 2013 for Ecopetrol S.A. was $99.95 per barrel as compared to $103.54 per barrel in 2012. Ecopetrol S.A.’s average daily volume of exports of crude oil in 2013 was estimated at 456 thousand barrels per day, a 2.5% increase over the average daily volume in 2012 of 445 thousand barrels per day. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol S.A. has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol S.A. while others are owned jointly with joint venture partners or other companies, transport oil and gas owned by Ecopetrol S.A., joint venture partners and concession operators. The 829 km OCENSA pipeline, a joint venture among Ecopetrol S.A., joint venture partners and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas. The pipeline maintained an average output of approximately 596.2 thousand barrels per day during 2013, 73% of which corresponds to Ecopetrol. A subsidiary of Ecopetrol S.A., Oleoducto Bicentenario, is in the second phase of construction of the Araguaney-Coveñas pipeline, which is expected to be the longest of its kind in Colombia. The first phase of the construction permits the transportation of at least 110 thousand barrels per day, with a pipeline of 230 kilometers in length and a diameter of 42 inches, connecting Araguaney to Banadía. The first phase of the contract was completed in March 2014.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years. The production of natural gas is driven by the growth of local demand and exports to Venezuela. In 2013, Ecopetrol S.A.’s daily gas production grew by 16.2% from a 111 thousand barrels of oil equivalent per day (“tboe”), in 2012 to 129 tboe in 2013, primarily due to an increase in exports and local demand. In 2009, Ecopetrol S.A. continued its investments directed at increasing gas supply by investing in gas treatment plants and the Cusiana Liquefied Petroleum Gas (LPG) plant. In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline will send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow will be reversed with Venezuela supplying 150 million cubic feet of gas per day to Colombia from 2012 to 2028. The construction of this pipeline began on July 8, 2006 at a projected cost of $335 million and was inaugurated on October 12, 2007. In December 2011, Ecopetrol S.A. extended the natural gas export agreement between Colombia and Venezuela for two years beginning in January 2012. In 2012, export sales of natural gas by Ecopetrol S.A. increased by 9.3% as compared with 2011, principally due to a 17.7% increase in average export prices in U.S. dollar terms. In 2013, export sales of natural gas by Ecopetrol S.A. increased by 2.3% as compared with 2012, despite a 2.8% decrease in average export prices in U.S. dollars.

Construction

The construction sector experienced a real annual growth rate of 5.3% in 2009. The construction sector contracted by 0.1% in 2010, but grew by 8.2% in 2011 and 6.0% in 2012. In 2013, the construction sector grew by 12.0%. This positive growth in 2013 was due to an increase in construction of buildings and civil works.

Services

The services sector accounted for 54.4% of GDP in 2013. Activity in the services sector increased by 4.7% in real terms in 2013, following increases of 2.1%, 4.3%, 5.7% and 4.9% in 2009, 2010, 2011 and 2012, respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2009	2010	2011	2012(1)	2013(1)
	(Percentage of total services)
Transportation, Storage and Communications	13.3%	13.6%	13.7%	13.7%	13.5%
Retail, Restaurants and Hotels	21.9%	22.1%	22.3%	22.2%	22.1%
Financial Services	8.6%	8.6%	9.2%	9.5%	9.7%
Housing	15.6%	15.5%	15.1%	14.9%	14.6%
Services to Companies except Financial Services and Housing	11.8%	11.7%	11.8%	11.8%	12.0%
Public Administration and Defense	15.9%	15.9%	15.4%	15.4%	15.5%
Education	3.5%	3.3%	3.2%	3.2%	3.2%
Social and Health	3.9%	3.9%	3.8%	3.9%	3.9%
Recreation, Cultural, Sports and Other Services	4.1%	4.0%	4.1%	4.1%	4.1%
Domestic Services	1.4%	1.4%	1.3%	1.3%	1.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary figures.

Source: DANE.

The retail, restaurants and hotels sector increased by 4.3% in real terms in 2013, as compared to 4.9% increase in 2012, and accounted for 12.0% of 2013 GDP. The financial services sector grew by 7.2% in real terms in 2013, as compared to 8.2% real growth in 2012, and accounted for 5.3% of 2013 GDP. Transportation, storage and communications increased by 3.1% in real terms in 2013, as compared to 4.9% real growth in 2012, and accounted for 7.3% of 2013 GDP.

As of December 2013, there were approximately 214,771 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary, tertiary or other roads. The primary network consisted of 17,238 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consisted of 43,327 km of regional roads which connect smaller cities. The tertiary network consisted of 141,995 km of roads which connect towns and other localities. Based on preliminary data, other roads consisted of 12,251 km of roads.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Bogotá–Santa Marta (“Ruta del Sol” concession) corridor, the Bogotá–Buenaventura corridor and the Caribbean road network. As of December 2013, the road concessions consisted of 5,749 km of roads (as part of the 17,283 km of the primary network).

With respect to the communications sector, Colombia had 16.1 telephone lines in service per 100 inhabitants on December 31, 2009, 15.5 telephone lines in service per 100 inhabitants on December 31, 2010, 15.5 telephone lines in service per 100 inhabitants on December 31, 2011, 13.5 telephone lines in service per 100 inhabitants on December 31, 2012 and 15.2 telephone lines in service per 100 inhabitants on December 31, 2013. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones.

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.2 million mobile telephones in use at year-end 2009. At year-end 2010, there were 44.5 million mobile telephones in use in Colombia. As of the fourth quarter of 2013, there were 50.3 million mobile telephones in use in Colombia, a 2.4% increase from the same quarter in 2012. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks and there is one regional private network. On October 29, 2009, the National Commission on Television (“CNTV”) initiated a bidding process to license a third private television network for a ten year period. In January 2012, some of the functions of CNTV were transferred to the newly created National Television Authority (“ANTV”). The ANTV is responsible for providing tools and implementing programs related to the public service of television. In April 2013, the ANTV entered into an agreement with Universidad Nacional de Colombia and gave them the responsibility of establishing the financial, economic, technical and legal assessment of new concessions that ANTV will award in relation to private television networks. The bidding process to license a third private television network is continuing under the auspices of ANTV.

Energy

In 2013, 71.3% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 23.9% was derived from thermally generated (gas and coal) sources and the remaining 4.8% was derived from other sources. In 2013, the output of the utility sector (electricity, gas and water) increased by 4.9% in real terms and accounted for 3.6% of GDP.

Colombia’s proven energy reserves in 2013 included approximately 6,333 million tons of coal, 2,445 million barrels of crude oil and 5.5 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes. In addition, it is estimated that Colombia has the capacity to generate more than 14,559 megawatts of electric power.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol S.A. sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. In February 2007, Transportadora de Gas Internacional S.A. ESP (“TGI”) acquired ECOGAS. TGI, a subsidiary of Empresa de Energía de Bogotá, operates and maintains the most extensive network of pipelines in Colombia, transporting natural gas in the “interior system” through a network that extends from La Guajira to Cauca Valley and from the Eastern Plains to Huila and Tolima and several departments across the Andean region.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. in 1997. As of December 2013, 42.0% of Colombia’s

total power generation capacity was privately held, while 58.0% continued to be state-owned, of which 23.7% is purely state-owned generation and the other 34.3% is of mixed ownership. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. On February 26, 2007, the Government authorized the sale of 19.2% of its stake in Isagen, one of the largest power generation companies in Colombia. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2013, private participation in electricity transmission was 14.0%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2013, 39.0% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure, cargo ports, airports and roads.

In order to achieve this objective with respect to telecommunications, two complementary strategies have been implemented.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas and public institutions as schools, mayoral offices, hospitals, military facilities and centers of agricultural enterprise management. During 2013, the Government invested Ps. 270.4 billion in the program.

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. Under this program, administrative procedures have been implemented that would reduce transaction costs related with exports, entrepreneurship and social security payments, among others.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness.

Under Law 1341 of July 30, 2009, the Ministry of Communications became the Ministry of Information Technologies and Communications. The law also provided a legal framework for the technological development of the sector and the promotion of access and the use of information technology and communication through substantial use, free competition and efficient use of infrastructure and user protection.

In addition to the expansion of the telecommunications infrastructure and the construction of new roadways and the repair of existing ones, the Government plans to continue promoting private investment participation to improve other infrastructure, such as cargo ports, airports and roads. The Government also is considering the implementation of long-term energy generation and transmission capacity expansion by encouraging strategic investors to explore and develop oil and natural gas offshore and onshore fields and to invest in the natural gas transportation and oil refining capacity expansions through privatizations, concessions and joint ventures. In addition, the Government plans to finance private investment activity from the domestic and international capital markets.

In 2006, Ecopetrol S.A. selected Glencore AG as its strategic partner in the development of a master plan with respect to the Cartagena refinery. In accordance with the master plan, Refinería de Cartagena S.A.-RCS (“Reficar”) was incorporated and began operations on April 1, 2007. Simultaneously with the incorporation of Reficar, Ecopetrol S.A. transferred all of the refinery’s assets to Reficar in exchange for a 49.0% interest. On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project.

In February 2009, as a result of financing difficulties experienced by Glencore AG which were making it challenging to develop the master plan, Ecopetrol S.A. entered into a memorandum of understanding with Glencore AG pursuant to which it acquired in May 2009 an indirect interest in all of Glencore AG’s interest in Reficar. As part of this overhaul plan, Ecopetrol S.A. expects to increase the competitiveness and profitability of the refinery through the modernization of its facilities and processes and improve the reliability of its units. Ecopetrol S.A. planned to increase the refinery’s production capacity to 165 thousand barrels per day by 2014 and improve refining margins by processing cheaper heavy crude oils, thus raising the conversion ratio and producing a higher quality product slate. The completion of the refinery, however, has been delayed. In 2013, the largest machines were successfully installed and 50 million hours were completed without fatal or environmental accidents. The full installation of equipment, as well as the training for Colombian personnel to start the operation of the refinery, is expected to be completed in 2014. Ecopetrol S.A. also expects to satisfy existing environmental regulations for fuels by reducing sulfur content in gasoline and diesel fuel, thus complying with national and international fuel standards.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector, and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2012, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”), the energy generation company Isagen and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2013(1)	Total Liabilities on Dec. 31, 2013(1)	Net Profits for 2013(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2013
	(millions of U.S. dollars)
Ecopetrol S.A.	$61,027	$22,067	$7,146	$0
ISA	5,494	1,509	232	0
Isagen	4,043	1,887	232	219
Medellín Metro	1,968	3,079	(103)	62

1:	Audited. Converted into U.S. dollars at the rate of Ps.1,926.83/$1.00, the representative market rate on December 31, 2013.
2:	Converted into U.S. dollars at the rate of Ps. 1,868.71/$1.00, the average representative market rate for January-December 2013.

Source: Directorate of Banking Investment – Ministry of Finance and Public credit

Ecopetrol S.A.

Ecopetrol S.A., which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol S.A., see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol S.A. earned net profits of approximately Ps. 13.4 trillion ($7.1 billion) in 2013. Total net profits decreased by 14.2% as compared to 2012. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 33.8 trillion in 2013, as compared to Ps. 27.3 trillion in 2012. The principal sources of Ecopetrol S.A.’s contribution to public sector revenues during 2013 were approximately Ps. 8.2 trillion in royalties, Ps. 13.2 trillion in dividends paid with respect to profits earned in 2012, Ps. 9.4 trillion in income taxes and Ps. 2.9 trillion in indirect taxes.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276.6 billion and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2013 totaled Ps. 433.0 billion ($232 million), as compared to Ps. 272.9 billion ($154 million) in 2012.

ISA is the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. As of April 30, 2014 private shareholders owned 31.4% of ISA’s total equity and the Government owned 51.4% of ISA’s total equity. The remaining stake is owned by Empresas Públicas de Medellín (10.2%), Empresa de Energía de Bogotá (1.7%) and Ecopetrol S.A.(5.3%).

Since 2000, ISA has been implementing a significant expansion strategy, becoming the largest international energy transmission company in Latin America. ISA has a presence in Colombia, Brazil, Peru and Bolivia, participates in transmission infrastructure development in Panama and Central America and participates in interconnection projects in Ecuador and Venezuela. Additionally, ISA has diversified its activities to the telecommunications sector, specifically in fiber-optic communications.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has an installed capacity of 2,212 megawatts, of which 1,912 megawatts are derived from hydroelectric sources. Isagen owns and operates five hydroelectric units and one thermal plant with an installed capacity equivalent to 16.0% of the national total. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

Currently, Isagen is undertaking the Sogamoso hydroelectric project, which involves the construction of a dam and a powerhouse with three generating units to generate electricity from the Sogamoso River. The power plant is expected to be one of the five largest plants in the country, increasing Colombia’s energy production by 50% and is expected to provide Colombians with 10% of the energy that the country consumes in a year. As of July 2014, 98.2% of the principal construction and 97.2% of the replacement construction has been completed. Firm energy supply is expected by December 1, 2014.

In 2013, Isagen registered net profits of Ps.434 billion ($232 million) as compared to Ps. 461.0 billion ($256 million) in 2012. The decrease in 2013 profits was primarily due to an increase in cost of sales and administrative expenses.

In 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers. As part of this process, in April 2000, Isagen purchased the interests of all the other shareholders of the Miel I project, thus becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central

Government. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owns 57.7% of the shares of Isagen.

Before the privatization of Isagen, 46.6% of Colombia’s total electricity generating capacity was privately owned. As of December 31, 2012, private sector ownership was 46.3%, as compared to only 1.0% in 1995.

On July 30, 2013, the Government announced the sale of its interest in Isagen (57.7% of the total shares of Isagen). On August 12, 2014, the Government decided to extend the privatization of Isagen up to a year because several bidders requested additional time to review the decision to acquire a controlling interest in Isagen and the extra time would allow for the completion of the Sogamoso hydroelectric project. In addition, the Government believes that the extension could increase the number of bidders, lead to increased competition in the bidding process and maximize the value to the nation. However, no assurance can be given that the sale will be completed.

Colombia Telecomunicaciones S.A. ESP

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones, or Telecom, and the creation of Colombia Telecomunicaciones S.A. ESP, which remained state-owned and provided the same services as its predecessor.

Colombia Telecomunicaciones S.A. ESP is a public service company organized as a stock company. It is a full-service telecommunications provider offering a range of integrated telecommunications services including fixed-line, mobile, data transmission (including broadband access and value-added services) and subscription television services throughout Colombia. It is the second-largest integrated telecommunications provider in Colombia in terms of subscribers and revenues, and, as of December 31, 2012, it operated the largest fixed-line network in Colombia in terms of geographical coverage.

On December 20, 2005, Colombia Telecomunicaciones S.A. ESP announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica of Spain became a strategic partner after it purchased in an auction process more than fifty percent of the company’s shares for Ps. 853.6 billion (approximately $369 million). The remaining capital of Colombia Telecomunicaciones S.A. ESP continues to be held by the Government. As a result of the recapitalization, Colombia Telecomunicaciones S.A. ESP became a private company and accordingly is no longer subject to regulation as a public sector entity.

In April 2011, the board of directors of Colombia Telecomunicaciones S.A. ESP approved the merger of the company with Telefónica Móviles de Colombia. In April 2012, the shareholders of the company approved the merger. The merger took place in the second half of 2012, reducing the Government’s participation in the company from 48% of total shares to 30% of total shares while Telefónica holds 70%. The merger was structured as part of a strategy to strengthen the financial condition of Colombia Telecomunicaciones S.A. ESP and to create one of the largest integrated telecommunications operators in Colombia. Colombia Telecomunicaciones S.A. ESP offers all of telecommunications services under the brand Movistar. In 2013, Colombia Telecomunicaciones S.A. ESP registered net losses of approximately Ps 262.0 billion ($140.2 million), as compared to net loss of Ps 280.6 billion ($156.0 million) in 2012.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guaranteed all of the Medellín Metro project’s external debt, which totaled $62 million as of December 31, 2013. The first line of the Medellín Metro became operational in November 1995. In 2013, Medellín Metro was responsible for transporting 202.7 million passengers. Medellín Metro is co-owned by the City of Medellín and the Department of Antioquia, both holding 50% of the shares.

Medellín Metro registered a net loss of Ps. 193.1 billion ($103 million) in 2013, as compared to a net profit of Ps. 272.3 billion ($151 million) in 2012.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2013(1)	Total Liabilities as of December 31, 2013(1)	Net Profits for 2013(1)	Total External Debt Guaranteed by the Republic as of December 31, 2013(1)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	4,968	4,363	122	0

Commercial Financing Companies
Bancoldex Leasing	189	171	2	0

Special State-Owned Institutions	19,317	18,551	287	806
Bancoldex	3,069	2,375	8	295
Findeter	3,077	2,644	15	196
Fen	186	21	37	0
Finagro	3,358	3,054	25	0
Icetex	14	2,375	8	315
Fonade	531	476	3	0
Fogafin	3,972	3,757	110	0
Fondo Nacional del Ahorro	2,463	1,489	56	0
Fogacoop	191	160	4	0
Fng	287	110	20	0
Caja de Vivienda Militar	2,168	2,088	1	0
Total	$24,474	$23,084	$410	$806

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps1,926.83/$1.00, the representative market rate on December 31, 2013.

Source: Financial Superintendency and financial statements of each company as of December 31, 2013.

Privatizations and Concessions

The following table lists the entities privatized since 2008, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (millions of U.S. dollars)
IFI Enterprises
Electrical
ESSA(1)	2009	145
CENS(1)	2009	70
EEC(1)	2009	82
EBSA(3)	2011	417
Others
Devinorte(2)	2009	15

1:	The value has been translated into dollars at a rate of Ps. 2,575.5/$1.00, which was the exchange rate on February 26, 2009.
2:	The value has been translated into dollars at a rate of Ps. 2,016.17/$1.00, which was the exchange rate on December 11, 2009.
3:	The value has been translated into dollars at a rate of Ps. 1,938.52/$1.00, which was the exchange rate on December 29, 2011.

Sources: Consejo Superior de Política Fiscal (Council of Fiscal Policy) and IFI, Subdirección de Banca de Inversión—Ministerio de Hacienda y Crédito Público

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

In August 2008, Electrificadora del Quindio S.A. –EDEQ was sold for $21.8 million to EPM Inversiones. In September 2008, Central Hidroelectrica de Caldas –CHEC was sold to EPM Inversiones, the State of Caldas and others for a value $122.4 million.

In February 2009, the Government sold its interest in the following companies: Electrificadora de Santander S.A. (“ESSA”) to EMP Inversiones and the State of Santander for a value for $145 million; Centrales: Electricas del Norte de Santander S.A. (“CENS”) for $69.9 million to EPM Inversiones and the State of Norte de Santander; and Empresa de Energia de Cundinamarca S.A. (“EEC”) to Empresa de Energia

de Bogotá and the State of Cundinamarca for $82.0 million. In December 2009, the Instituto de Fomento Industrial –IFI (Industrial Promotion Institute) sold its interest in Desarrollo Víal del Norte de Bogotá (“Devinorte”), to the other members of the project for $15 million. During 2010, the Government did not sell any interest in any company.

In December 2011, the Government sold its interest in Empresa de Energia de Boyaca ESP (“EBSA”) to BCIF Holding Colombia S.A for Ps. 807.7 billion ($417 million).

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry had increased environmental regulations and centralized national environmental policymaking.

Decree 216 of February 3, 2003 merged the Ministry of Environment with the Ministry of Housing and established the objectives and organic structure of the Ministry of Environment, Housing and Regional Development. The objective of the Ministry is to contribute and promote sustainable development through policies, plans, programs, projects and regulation related to environment, natural renewable resources, land use, territorial organization, potable water, urban and regional development and housing.

The rainy season that affected the country in 2010 and continued during the first half of 2011 changed the direction of environmental policy towards humanitarian aid, rehabilitation and reconstruction, redistribution of resources and the need to rethink prevention strategies to avoid adverse consequences of future environmental disasters. This is supported by the Plan Nacional de Desarrollo (National Plan for Development) 2010-2014.

Additionally, while increased economic growth has contributed significantly to improving the quality of life of many Colombians, it has been accompanied by environmental degradation and deepening of problems such as deforestation and water and air pollution. The Santos administration, specifically through the Ministry of Environment and Sustainable Development, has established strategic guidelines for environmental sustainability that include the protection of areas of special ecological relevance, the development of policies for conservation and recovery of biodiversity, the strengthening of management of water resources, the execution of a national policy on climate change, the reinforcement of institutions for improved risk prevention and immediate response to disasters and the development of strategies for environmental management in agricultural and mining industries.

Employment and Labor

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on a sample of thirteen cities. The following are results for 2009 through 2013.

Employment Status in the Thirteen Largest Cities(1)

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,732	10,053	10,073	10,187	10,086	10,207	10,372	10,096	10,171	10,448	10,434	10,417
Employed (in thousands)(2)	8,285	8,686	8,711	8,875	8,830	8,878	9,043	8,770	8,856	9,154	9,174	9,133
Participation Rate (%)(3)	62.2	64.1	64.2	64.8	64.1	64.7	65.7	63.8	64.2	65.9	65.7	65.5
Unemployment Rate (%)(4)	14.9	13.6	13.5	12.9	12.5	13.0	12.8	13.1	12.9	12.4	12.1	12.3
Underemployment Rate (%)(5)	10.1	12.0	12.1	11.6	12.1	13.3	12.0	11.8	12.0	12.2	11.6	11.4

	2010
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	10,390	10,398	10,342	10,442	10,432	10,500	10,676	10,519	10,748	10,727	10,799	10,715
Employed (in thousands)(2)	8,801	8,999	9,065	9,145	9,097	9,156	9,253	9,238	9,507	9,531	9,650	9,505
Participation Rate (%)(3)	65.2	65.2	64.7	65.2	65.1	65.4	66.4	65.3	66.7	66.4	66.8	66.2
Unemployment Rate (%)(4)	15.3	13.5	12.4	12.4	12.8	12.8	13.3	12.2	11.5	11.2	10.6	11.3
Underemployment Rate (%)(5)	13.3	14.4	14.1	12.8	13.4	13.5	14.5	14.4	13.6	14.8	12.7	12.0

	2011
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	10,573	10,702	10,762	10,789	10,737	10,905	10,933	10,771	11,085	11,313	11,156	11,092
Employed (in thousands)(2)	9,017	9,289	9,445	9,519	9,557	9,621	9,698	9,651	9,950	10,162	10,007	9,939
Participation Rate (%)(3)	65.2	65.9	66.2	66.3	65.8	66.8	66.9	65.8	67.6	68.9	67.8	67.4
Unemployment Rate (%)(4)	14.7	13.2	12.2	11.8	11.0	11.8	11.3	10.4	10.2	10.2	10.3	10.4
Underemployment Rate (%)(5)	12.1	13.9	13.9	13.1	12.2	12.4	12.8	12.8	12.3	13.0	13.6	11.6

	2012
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	10,993	10,907	11,227	11,071	11,318	11,318	11,414	11,295	11,266	11,382	11,414	11,254
Employed (in thousands)(2)	9,532	9,548	9,994	9,812	9,976	10,036	10,101	10,113	10,060	10,225	10,290	10,103
Participation Rate (%)(3)	66.7	66.1	67.9	66.9	68.3	68.2	68.7	67.8	67.6	68.2	68.3	67.2
Unemployment Rate (%)(4)	13.3	12.5	11.0	11.4	11.9	11.3	11.5	10.5	10.7	10.2	9.8	10.2
Underemployment Rate (%)(5)	11.9	12.9	13.0	13.7	13.1	13.2	12.9	12.5	12.5	12.0	11.5	10.9

	2013
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,279	11,235	11,267	11,203	11,469	11,375	11,503	11,527	11,375	11,386	11,544	11,492
Employed (in thousands)(2)	9,804	9,853	9,995	10,001	10,272	10,104	10,350	10,344	10,254	10,394	10,468	10,383
Participation Rate (%)(3)	67.3	66.9	67.0	66.6	68.1	67.4	68.1	68.1	67.2	67.1	68.0	67.6
Unemployment Rate (%)(4)	13.1	12.3	11.6	10.7	10.4	11.2	10.0	10.3	9.9	8.7	9.3	9.7
Underemployment Rate (%)(5)	11.7	12.9	12.4	12.6	12.6	12.7	12.4	12.8	11.0	11.8	11.6	10.2

	2014
	Jan	Feb	Mar	Apr
Labor Force (in thousands)	11,399	11,429	11,423	11,479
Employed (in thousands)(1)	10,000	10,149	10,218	10,422
Participation Rate (%)(2)	66.9	67.0	66.9	67.2
Unemployment Rate (%)(3)	12.3	11.2	10.5	9.2
Underemployment Rate (%)(4)	10.6	11.9	11.0	10.3

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week. The working age is 12 years and above.
3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The following table shows national employment statistics for 2009 through 2013 and for the first four months of 2014.

National Employment Status

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,396	21,546	21,255	21,837	21,617	21,648	21,729	21,745	22,059	22,263	22,237	21,996
Employed (in thousands)(1)	18,267	18,832	18,745	19,165	19,014	19,129	18,973	19,318	19,727	20,003	19,837	19,550
Participation Rate (%)(2)	58.7	59.7	60.7	61.6	61.6	61.1	61.7	60.4	60.7	63.9	62.9	62.6
Unemployment Rate (%)(3)	14.2	12.5	12.0	12.1	11.7	11.4	12.6	11.7	12.2	11.5	11.1	11.3
Underemployment Rate (%)(4)	9.2	10.3	10.6	11.3	11.6	12.0	10.9	11.2	11.2	11.3	10.6	10.5

	2010
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,396	21,546	21,255	21,837	21,617	21,648	21,729	21,745	22,059	22,263	22,237	21,996
Employed (in thousands)(1)	18,276	18,832	18,745	19,165	19,014	19,129	18,973	19,318	19,727	20,003	19,837	19,550
Participation Rate (%)(2)	62.1	62.5	61.5	63.1	62.4	62.4	62.6	62.5	63.4	63.9	63.7	62.9
Unemployment Rate (%)(3)	14.6	12.6	11.8	12.2	12.0	11.6	12.7	11.2	10.6	10.2	10.8	11.1
Underemployment Rate (%)(4)	12.0	12.5	12.4	12.2	12.5	12.4	13.0	13.3	12.7	13.6	12.6	11.7

	2011
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,895	21,887	21,973	22,056	22,353	22,159	22,330	22,163	22,588	23,680	23,232	23,031
Employed (in thousands)(1)	18,927	19,072	19,585	19,588	19,839	19,743	19,753	19,929	20,389	21,549	21,090	20,770
Participation Rate (%)(2)	62.6	62.5	62.6	62.8	63.5	62.9	63.3	62.8	63.9	66.9	65.5	64.9
Unemployment Rate (%)(3)	13.6	12.9	10.9	11.2	11.2	10.9	11.5	10.1	9.7	9.0	9.2	9.8
Underemployment Rate (%)(4)	11.9	12.5	12.1	12.3	11.8	11.3	12.5	11.3	11.1	12.4	11.9	11.5

	2012
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	22,718	22,906	22,864	23,003	23,302	23,365	22,982	23,093	22,825	23,630	23,138	23,262
Employed (in thousands)(1)	19,884	20,187	20,494	20,504	20,807	21,022	20,485	20,842	20,555	21,538	20,998	21,040
Participation Rate (%)(2)	63.9	64.4	64.2	64.5	65.2	65.3	64.2	64.4	63.6	65.8	64.3	64.6
Unemployment Rate (%)(3)	12.5	11.9	10.4	10.9	10.7	10.0	10.9	9.7	9.9	8.9	9.2	9.6
Underemployment Rate (%)(4)	11.3	12.6	11.8	12.8	12.8	12.2	13.2	12.2	11.9	11.9	11.4	10.6

	2013
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	23,035	23,005	22,737	22,970	23,498	23,124	23,304	23,488	23,207	24,089	23,469	23,574
Employed (in thousands)(1)	20,255	20,293	20,416	20,633	21,284	20,988	21,001	21,310	21,123	22.211	21,479	21,584
Participation Rate (%)(2)	63.9	63.7	62.9	63.5	64.8	63.7	64.1	64.6	63.7	66.1	64.3	64.5
Unemployment Rate (%)(3)	12.1	11.8	10.2	10.2	9.4	9.2	9.9	9.3	9.0	7.8	8.5	8.4
Underemployment Rate (%)(4)	11.4	12.4	11.3	12.0	12.1	11.3	11.8	11.6	10.8	10.9	10.7	10.4

	2014
	Jan	Feb	Mar	Apr
Labor Force (in thousands)	23,280	23,086	23,047	23,444
Employed (in thousands)(1)	20,696	20,621	20,803	21,343
Participation Rate (%)(2)	63.6	63.0	62.8	63.8
Unemployment Rate (%)(3)	11.1	10.7	9.7	9.0
Underemployment Rate (%)(4)	10.6	11.1	10.1	10.1

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The average unemployment rate for December 2013 in the thirteen largest urban areas was 9.7%, as compared to 10.2% for the same month in 2012. The national unemployment rate on December 31, 2013 was 8.4%, a decrease from the unemployment rate of 9.6% on December 31, 2012 and from the unemployment rate of 9.8% on December 31, 2011. Although the months of July and November of 2013 witnessed marginal increases in the monthly national unemployment rate from the preceding month, the national unemployment rate decreased significantly during 2013 as a whole, from 12.1% in January 2013 to 8.4% in December 2013. Moreover, the unemployment rate in the thirteen largest cities has been declining during the past years, recording 12.3% in December 2009, 11.3% in December 2010, 10.4% in December 2011, 10.2% in December 2012 and 9.7% in December 2013. The national unemployment rate also experienced a general decreasing trend in 2013, beginning at 12.1% in January 2013 and ending at 8.4% in December 2013. The average unemployment rate for April 2014 in the thirteen largest urban areas was 9.2%, as compared to 10.7% for the same month in 2013. The national unemployment rate in April 2014 was 9.0%, a decrease of the unemployment rate of 10.2% recorded on April 2013.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. A severance fund becomes available regardless of whether an employee is terminated involuntarily or resigns; the fund is not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

Because of a pension reform approved in 2002, starting in 2014, the retirement age has been raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement has been gradually increased, and will continue to increase, from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(2013=100)
2009	496,900	7.7	94.2
2010	515,000	3.6	94.6
2011	535,600	4.0	94.9
2012	566,700	5.8	98.0
2013	589,500	4.0	100.0
2014	616,000	4.5	n.a.

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry of Social Security and DANE. Calculations by the General Directorate of Macroeconomic Policy – Ministry of Finance and Public Credit.

Poverty

In 2009, DANE and the National Planning Department (“DNP”) decided to consolidate and standardize the poverty and inequality time series data from 2002 to 2005 in order to make the data comparable with the data from the new survey introduced by DANE during the second half of 2006. Following the consolidation process, in August 2009, DNP released updated figures for poverty, homelessness and inequality for 2002 to 2008, excluding 2006 and 2007 because DNP determined that the information for 2006 was insufficient and 2007 was a transition year for the change in methodology. In September 2011, DNP released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line)

2009	40.3%
2010	37.2%
2011	34.1%
2012	32.7%
2013	30.6%

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty.

Source: DANE

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

On January 19, 2011, the President signed into law the Health Reform Law that allocates more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget, and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, decreased by 14.1% in 2009, but grew by 21.9% in 2010, 39.5% in 2011 and 6.8% in 2012. In 2013, total trade in goods decreased by 1.2%. The decrease in trade in 2013 was mainly due to a decline of 1.4% in coffee exports, 14.3% in coal exports and 22.8% in nickel exports. Net foreign direct investment decreased by 53.3% in 2009, 103.9% in 2010 but increased by $5.2 billion in 2011, or 3,578.7%, as compared to 2010 due mainly to an increase in foreign investments in the petroleum sector amounting to $2,277 million, in the mining sector amounting to $700 million, in the commerce sector amounting to $2,076 million, and in the transportation and communications sector amounting to $2,137 million. Net foreign direct investment increased in 2012 by $11.0 billion, or 216.4% as compared to 2011, due mainly to an increase in foreign investment in the financial sector amounting to $1,220 million and in the manufacturing sector amounting to $903 million. Net foreign direct investment decreased in 2013 by $7,015 million, or 43.5% as compared to 2012, due mainly to a decrease in foreign investment in the petroleum sector amounting to $507 million, in the public services sector amounting to $228 million and in the transportation and communications sector amounting to $43 million. Banco de la República’s net international reserves increased by 5.5% in 2009, 12.2% in 2010, 13.5% in 2011 and 16.0% in 2012. In 2013, net international reserves grew by 16.5% compared to 2012.

Balance of Payments

Colombia’s current account registered deficits from 2009 to 2013, recording shortfalls of $5,097 million in 2009, $8,929 million in 2010, $9,854 million in 2011, $11,834 million in 2012 and $12,722 million in 2013. In 2009, Colombia recorded a trade surplus of $2,545 million, primarily due to a decrease in imports of $5,816 million, mainly of intermediate and capital goods, compared to 2008. For 2010, the trade surplus reached $2,341 million, a decrease of $188 million from the trade surplus recorded in 2009. The decrease in the trade surplus was due to an increase in imports of $6,844 million, mainly of consumer and intermediate goods. In 2011, the trade surplus reached $6,090 million, primarily due to an increase in exports of $17,164 million compared to 2010. For 2012, the trade surplus reached $4,744 million, a decrease of $1,346 million from the trade surplus recorded in 2011. The decrease in the trade surplus was due to an increase in special trade operations (principally imports of goods acquired by ships in ports and foreign trade in free trade zones). For 2013, the trade surplus reached $2,832 million, a decrease of $1,911 million from the trade surplus recorded in 2012. The decrease in trade surplus was due mainly to a decrease in exports of $1,794 million, mainly of coal and nontraditional products, such as gold.

The global economic slowdown in 2009 resulted in a lower current account deficit for 2009 as compared to 2008. The deterioration in the international price of Colombian commodity exports, the contraction in real GDP of Colombia’s trading partners, Venezuela’s trade restrictions and the weakness of domestic demand were factors that contributed to slower trade dynamics. Lower profits and dividends from multinational companies based in Colombia and a marked drop in transfers from workers abroad also were factors.

In 2010, 2011, 2012 and 2013, rising commodity prices, growth in Latin America and higher confidence in the region allowed capital flows to finance Latin America’s current account deficits, in particular foreign direct investment and payments of external debt. In Colombia, an increasing domestic demand supported a growth in imports from 2010 to 2013, while exports were also increasing during those same years (except in 2013 when exports decreased) due to higher international commodity prices.

In recent years, Colombia has registered deficits in the income category of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $9,302 million in 2009, $12,024 million in 2010, $16,042 million in 2011, $15,654 million in 2012 and $14,656 million in 2013. Net transfers, however, registered inflows of $4,558 million in 2009, $4,448 million in 2010, $4,834 million in 2011, $4,579 million in 2012 and $4,572 million in 2013. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities.

In 2009, Colombia registered a capital account surplus of $6,255 million. Total foreign investment in 2009 was $5,701 million. Net foreign direct investment was $3,789 million and net portfolio investment inflows were $1,912 million in 2009. The capital account stood at a surplus of $11,763 million in 2010, which 88.0% higher than the surplus in 2009. Total foreign investment in 2010 decreased by 85.5% as compared to 2009, from $5,701 million to $826 million. Net foreign direct investment decreased by $3,936 million and net portfolio investment inflows decreased by $939 million. The capital account stood at a surplus of $12,976 million in 2011, which is 10.3% higher than the surplus in 2010. In 2011, total foreign investment increased by 1,255.1% as compared to 2010, from $826 million to $11,192 million. Net foreign direct investment increased by $5,248 million and net portfolio investment inflows increased by $5,118 million in 2011 compared to 2010. The capital account stood at a surplus of $17,395 million in 2012, which is 34.1% higher than the surplus in 2011. In 2012, total foreign investment increased by 95.0% as compared to 2011, from $11,192 million to $21,825 million. Net foreign direct investment increased by $11,034 million and net portfolio investment inflows decreased by $401 million in 2012 compared to 2011. In 2013, Colombia registered a capital account surplus of $19,174 million, which is 10.2% higher than the surplus in 2012. In 2013, total foreign investment decreased by 26.4% as compared to 2012, from $21,825 million to $16,067 million. Net foreign direct investment decreased by 43.5% or $7,015 million compared to 2012 and net portfolio investment inflows increased by $1,257 million in 2013 compared to 2012.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes, from 2009 to 2013, although there were decreases experienced in 2010 and 2013. Net foreign direct investment reached $3,789 million in 2009, minus $147 million in 2010, $5,101 million in 2011, $16,135 million in 2012 and $9,120 million in 2013. The level of net foreign direct investment in 2013 was influenced by Ecopetrol shares which were bought abroad. Net foreign direct investment decreased to minus $147 million in 2010 primarily due to lower investment in the mining, commerce and transportation and communication sectors compared to 2009. The mining and petroleum sectors, however, reported inflows of foreign investment in 2011, reaching approximately $7,516 million.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments (1)

	2009(2)	2010(2)	2011(2)	2012(2)	2013
	(millions of U.S. dollars)
Exports (FOB)
Oil and its Derivatives	$10,254	$16,499	$28,421	$31,497	$32,009
Coffee	1,543	1,884	2,608	1,910	1,884
Coal	5,416	6,015	8,397	7,805	6,688
Nickel	726	967	827	881	680
Nontraditional Products(3)	14,601	14,137	16,413	17,730	16,769

	32,541	39,502	56,666	59,823	58,030
Imports (FOB)
Consumer Goods	6,098	8,170	10,347	11,842	12,079
Intermediate Goods	12,113	15,798	21,181	23,854	24,152
Capital Goods	12,293	13,381	18,990	18,944	18,801

	30,504	37,348	50,518	54,639	55,031
Special Trade Operations (Net)(4)	492	186	(58)	(440)	(166)

Trade Balance	2,545	2,341	6,090	4,744	2,832
Services (Net) (5)

	2009(2)	2010(2)	2011(2)	2012(2)	2013
	(millions of U.S. dollars)
Inflow	4,141	4,376	4,766	5,264	5,762
Outflow	7,023	8,070	9,503	10,767	11,232

	(2,883)	(3,693)	(4,737)	(5,503)	(5,470)
Income (Net) (6)
Inflow	1,476	1,439	2,709	3,768	3,549
Outflow	10,777	13,463	18,751	19,422	18.204

	(9,302)	(12,024)	(16,042)	(15,654)	(14,656)
Transfers (Net)	4,558	4,448	4,834	4,579	4,572
Total Current (Net)	(5,097)	(8,929)	(9,854)	(11,834)	(12,722)
Capital Account
Foreign Direct Investment (Net)(7)	3,789	(147)	5,101	16,135	9,120
Portfolio Investment (Net)(8)	1,912	973	6,090	5,690	6,947
Total Foreign Investment	5,701	826	11,192	21,825	16,067
Loans (Net)(9)	146	9,396	1,618	(2,915)	4,174
Commercial Credits	(549)	699	330	197	76
Leasing(9)	727	16	535	271	191
Others(9)	239	834	(658)	(1,927)	(1,209)
Other Long Term Financing	(8)	(8)	(41)	(56)	(125)
Total Capital (Net)	6,255	11,763	12,976	17,395	19,174
Errors and Omissions	189	302	623	(139)	505
Change in Gross International Reserves	$1,347	$3,136	$3,744	$5,423	$6,957

Totals may differ due to rounding.

1:	Data compiled in accordance with the methodology set out in the fifth edition of the IMF’s “Balance of Payments Manual”.
2:	Preliminary.
3:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal and nickel
4:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
5:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
6:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
7:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.
8:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
9:	Includes long-term and short-term flows.

Source: Banco de la República—Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. In 2009, the imports of consumer goods decreased by 11.9% as compared to 2008. In 2010, imports (CIF) of consumer goods increased by 34.9% as compared to 2009, and in 2011 and 2012 imports (CIF) of consumer goods increased by 25.7% and 14.4%, respectively, as compared to the immediately preceding year. In 2013, imports (CIF) of consumer goods increased by 1.4% as compared to 2012.

Whereas tariffs used to be a means to raise tax revenues to remedy the growing fiscal deficit, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. The program known as “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables” benefits producers of flowers and bananas, among other sectors. The program is expected to help the agricultural sector with a subsidy on the cost of exchange rate hedges, which initially will be at 60% and increase to 70% over the long term. In 2008, the Government announced the continuation of the program with Ps. 49 billion in funds allocated to protect the revenues of agricultural exporters. On February 15, 2008, Finagro, after it became the operator of the program, established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. From 2002 to 2008, the Government had spent Ps. 1.3 trillion for the measures that were taken in order to help alleviate the negative impact in peso appreciation. According to Ministry of Agriculture and Rural Development, as of December 31, 2013, Ps. 41.5 billion had been spent of the total amount of Ps. 51.0 billion allocated for 2013, which represented an execution of 84% of budgeted expenses for the program.

On April 25, 2007, the Government established a new package of measures to protect the revenues of exporters of flowers and bananas from peso appreciation. Under the package, the Government used Ps. 150 billion to help exporters who annually sell approximately $1.5 billion of these products abroad. Subsidies would be distributed in two payments: the first one will be equal to half of the total support package and the second one will be conditioned on producers proving that they have maintained the current levels of employment. Contrary to past occasions, this program has been paid according to crop hectares and not exported dollars to avoid reduction in sanitary controls by producers using the sanitary incentive created by the Ministry of Agriculture in 2006. Of the total amount devoted to the program, Ps. 90 billion were paid to producers of flowers, Ps. 45 billion were paid to banana producers and Ps. 10 billion were sent to Finagro to leverage loans in order to finance new projects for agriculture at an interest rate of Depósitos a Término Fijo (“DTF”) minus 2%. The rest of the resources were used to fund 2008 subsidies and to pay interest on those loans. In May 2008, the Government announced that an additional amount of Ps. 120 billion would be used to support the industries most affected by the peso appreciation, such as textiles, leather, and chemicals, among others.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “Foreign Trade and Balance of Payments—Foreign Trade—Exports”), is designed to foster investment in the export sector and includes the following features:

•	Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•	Special export programs grant customs and VAT exemptions for imports of raw materials, which are used to produce inputs and in turn used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1995, coffee accounted for 18.0% of exports, while oil and its derivatives accounted for 21.5% of total exports, and in 2013, coffee accounted for an estimated 3.2% of total exports, while oil and its derivatives accounted for 55.2% of total exports. Historically, the value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. However, the recent trend of higher international prices of commodities has led to an increase in coffee exports, which have grown from $1,543 million in 2009 to $1,884 million in 2013 according to preliminary figures from Banco de la República. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, have increased from $5,190 million in 1995 to $14,546 million in 2013, and accounted for an estimated 25.1% of exports in 2013. Industrial exports have decreased from $9,789 million in 2009 to an estimated $11,149 million in 2013. During 2013, chemicals, food, beverages and tobacco and textiles and apparel were the sectors with the greatest share of total exports from the industry group with participation of 6.4%, 2.8% and 2.7%, respectively. The weighted average price of coffee exported by Colombian producers in 2013 decreased by 26.9% to $1.48 per pound in 2013, from an average price of $2.03 per pound in 2012. The volume of coffee exports increased by 37.2% in 2013, as compared with the volume exported in 2012.

Since 2004, the Government has been pursuing steps to promote exports, including:

•	The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•	The formation of free trade zones—special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME—a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The Government currently assists exporters through the Plan Vallejo, also known as Special System of Imports and Exports, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. Plan Vallejo is a Government program started in 2002 that seeks to assist exporters by granting them total or partial exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Services sectors such as tourism, software development, construction, communications, transport, among others, benefitted from the expansion of Plan Vallejo.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports 1995, 2000, 2005, 2010 and 2013(1)

	(millions of U.S. dollars and percentage of total exports)
	1995		2000		2005		2010		2013(2)
Exports (FOB):
Oil and its Derivatives	$2,185	21.5%	$4,776	36.4%	$5,559	26.7%	$16,499	41.8%	$32,009	55.2%
Coffee	$1,832	18.0%	$1,067	8.1%	$1,471	7.1%	$1,884	4.8%	$1,884	3.2%
Coal	$596	5.9%	$893	6.8%	$2,598	12.5%	$6,015	15.2%	$6,688	11.5%

	(millions of U.S. dollars and percentage of total exports)
	1995		2000		2005		2010		2013(2)
Nickel and Gold	$353	3.5%	$302	2.3%	$1,255	6.0%	$3,062	7.8%	$2,903	5.0%
Nontraditional Exports(3)	$5,190	51.1%	$6,098	46.4%	$9,935	47.7%	$12,042	30.5%	$14,546	25.1%

Total Exports	$10,155	100.0%	$13,136	100.0%	$20,818	100.0%	$39,502	100.0%	$58,030	100.0%

Totals may differ due to rounding.

1:	Figures since 1995 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Does not incorporate special trade operations.
2:	Preliminary.
3:	Includes emeralds.

Source: DANE and Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 3.0% in 2013 compared to 2012 due to a decrease in mining activity, except for petroleum, and a weaker performance of coffee and of nontraditional exports. Nontraditional exports including emeralds decreased by 5.4%, from $17,730 million in 2012 to $16,769 million in 2013. Among industry exports, the largest decreases among the categories of specifically identified export products were registered by nonmetallic minerals, which decreased by 16.4%, paper and its byproducts, which decreased by 10.5%, and food, beverages and tobacco, which decreased by 10.1%. Exports of goods (according to balance of payments statistics) in 2013 totaled approximately $58,030 million, including oil and its derivatives (55.2% of total exports), coal (11.5% of total exports), coffee (3.2% of total exports), nickel (1.2% of total exports) and nontraditional exports (28.9% of total exports).

According to preliminary figures supplied by DANE and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”), exports of goods totaled $13,488 million during the first quarter of 2014, representing a 4.6% decrease as compared to the same period in 2013. During the same period, traditional exports decreased by 2.2%. This decrease in traditional exports was primarily caused by the decrease in exports of nickel and petroleum and its derivatives. Nontraditional exports decreased by 10.1% mainly due to a decrease in the exports of gold and emeralds. The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products (millions of U.S. dollars)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)	% of total 2013(1)
Mining
Oil and its Derivatives	$10,254	$16,499	$28,421	$31,497	$32,009	55.2%
Coal	5,416	6,015	8,397	7,805	6,688	11.5%
Emeralds	88	109	129	117	123	0.2%
Nickel	726	967	827	881	680	1.2%
Gold(2)	1,537	2,095	2,769	3,382	2,223	3.8%
Others(3)	385	233	318	302	293	0.5%

	18,406	25,919	40,861	43,984	42,016	72.4%
Agriculture, Livestock, Forestry and Fishing, except Coffee	2,803	2,266	2,415	2,790	2,981	5.1%
Coffee	1,543	1,884	2,608	1,910	1,884	3.2%
Industry
Food, Beverages and Tobacco	1,480	1,482	1,900	1,787	1,607	2.8%
Textiles and Apparel(4)	1,755	1,574	1,752	1,744	1,579	2.7%

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)	% of total 2013(1)
Wood and its Derivatives	87	78	74	89	85	0.1%
Paper and its Byproducts	747	661	727	544	487	0.8%
Chemicals	2,746	2,862	3,355	3,451	3,715	6.4%
Nonmetalic Minerals	453	399	448	490	409	0.7%
Iron and Steel Industries	854	1,010	1,044	1,082	1,014	1.7%
Machinery and Equipment	1,041	694	777	890	912	1.6%
Other Industries(5)	626	674	705	1,061	1,340	2.3%

Total	9,789	9,443	10,782	11,139	11,149	19.2%

Total Exports(6)	$32,541	$39,502	$56,666	$59,823	$58,030	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in the Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.
6:	Does not include special trade operations.

Source: DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Crude Oil Export Volume (thousands of barrels/day)	386	508	654	702	753
Crude Oil Price ($/barrel)	56.6	73.1	99.3	104.2	100.3
Coffee Export Volume (millions of 60 kg. bags)	7.6	6.8	7.2	6.6	9.0
Coffee Price ($/lb, ex dock)	1.77	2.10	2.84	2.03	1.48

1:	Preliminary.

Source: Banco de la República.

In 2013, the total volume of crude oil exported increased by 7.2%, and the average price of crude oil exported by Colombia decreased by 3.8% from $104.2 per barrel in 2012 to $100.3 per barrel in 2013. The weighted average price of coffee exported by Colombian producers decreased to $1.48 per pound in 2013, representing a decrease of 27.1% from the average price of $2.03 per pound in 2012. The volume of coffee exports increased by 36.4% in 2013, as compared with the volume exported in 2012.

Imports

Imports (CIF) totaled $32.9 billion in 2009. Imports (CIF) increased by 23.1% in 2010, 34.0% in 2011 and 9.0% in 2012. In 2013, imports (CIF) increased by 0.5% as compared to 2012. Comparing 2012 figures with 2013 figures, imports of consumer goods increased by 1.4%, imports of raw materials and intermediate goods increased by 0.5% and imports of capital goods decreased by 0.1%. In 2013, consumer goods comprised 22.1% of total imports, raw materials and intermediate goods accounted for 43.2% of total imports and capital goods comprised 34.6% of total imports.

According to preliminary figures supplied by DANE and DIAN, imports of goods totaled $14,760 million during the first quarter of 2014, representing a 4.2% increase as compared to the same period in 2013. This increase was primarily due to an increase in imports of fuels by 36.8%.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)	% of total 2013(1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$3,279	$3,960	$5,152	$6,282	$6,422	10.8%
Durable
Automobiles	1,556	2,488	3,337	3,512	3,552	6.0%
Arms and Military Equipment	143	245	93	71	73	0.1%
Others	1,697	2,311	2,733	3,075	3,076	5.2%
Total Durable	3,396	5,044	6,164	6,659	6,701	11.3%
Total Consumer Goods	$6,675	$9,004	$11,315	$12,941	$13,122	22.1%
Raw Materials and Intermediate Goods
Fuels(2)	1,195	2,070	3,844	5,732	6,375	10.7%
Electric	2	0	0	0	1	0.0%
Agricultural	1,236	1,391	1,845	2,030	1,991	3.4%
Industrial
Industrial, Chemical and Pharmaceutical Products	4,677	5,786	7,073	7,549	7,816	13.2%
Mineral Products	2,815	3,851	4,714	4,900	4,507	7.6%
Non-Food Agricultural Products	1,487	1,981	2,428	2,415	2,376	4.0%
Food Products	1,779	2,054	2,706	2,926	2,602	4.4%
Total Industrial	10,760	13,671	16,920	17,790	17,303	29.1%
Total Raw Materials and Intermediate Goods	13,193	17,133	22,609	25,552	25,670	43.2%
Capital Goods
Construction Materials	1,050	1,152	1,898	1,959	1,919	3.2%
Agricultural	126	110	174	176	172	0.3%
Transportation	4,935	4,733	7,713	6,684	6,345	10.7%
Industrial
Industrial Machinery	3,043	3,376	4,380	4,855	4,526	7.6%
Office and Technical Machinery	1,784	2,251	2,653	3,054	3,323	5.6%
Others	2,062	2,702	3,462	3,864	4,283	7.2%
Total Industrial	6,890	8,329	10,495	11,772	12,132	20.4%
Total Capital Goods	13,001	14,324	20,280	20,591	20,567	34.6%
Unclassified	22	25	28	27	22	0.0%
Total	$32,891	$40,486	$54,233	$59,111	$59,381	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.

Sources: DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
	(percentage of total exports)
United States	39.2	42.2	38.6	36.3	31.4
China	2.9	4.4	3.5	5.6	8.7
Panama	0.9	2.4	3.8	4.8	5.5
India	1.4	1.3	1.3	2.3	5.1
Spain	1.5	1.4	3.0	4.9	4.9
Netherlands	4.1	4.2	4.4	4.2	3.9
Venezuela	12.3	3.6	3.0	4.3	3.8
Ecuador	3.8	4.6	3.4	3.2	3.4
Chile	1.9	2.7	3.9	3.6	2.7
Brazil	1.7	2.5	2.3	2.1	2.7
Peru	2.4	2.9	2.3	2.6	2.2
United Kingdom	2.3	1.7	2.1	1.9	1.9
Switzerland	3.2	2.2	1.7	1.2	0.8
Others	22.4	24.1	26.7	23.0	23.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE

Merchandise Imports by Major Trading Partners

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
	(percentage of total exports)
United States	39.9	36.5	35.6	33.1	34.7
Mexico	4.6	5.5	7.5	8.0	5.9
China	4.1	5.0	5.5	6.0	6.0
Panama	3.5	4.0	5.3	5.8	5.6
Brazil	4.0	3.8	3.2	3.1	2.8
Germany	4.0	3.5	3.4	3.3	3.5
Switzerland	2.9	3.4	3.4	3.7	3.6
South Korea	2.7	3.3	3.3	3.1	3.3
Japan	2.9	3.4	2.8	2.6	1.9
Chile	2.4	2.3	2.1	2.4	2.3
Ecuador	2.1	1.7	1.5	1.6	1.4
Peru	2.0	1.9	1.7	1.5	1.3
Spain	1.4	1.5	1.5	1.9	2.0
Others	23.5	24.2	23.1	24.0	25.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: National Directorate of Customs and Taxes

The United States is Colombia’s most important trading partner. During 2013, trade between the two countries accounted for approximately 31.4% of Colombia’s total exports and 34.7% of total imports.

In October 2002, Colombia became eligible to participate in the ATPDEA, which President Bush signed in August 2002 and which expired on February 12, 2011. The ATPDEA extended the unilateral tariff preferences on certain goods accorded to the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. Colombian exports to the United States under the ATPDEA reached approximately $7.7 billion in 2008, $5.9 billion in 2009 and $9.8 billion in 2010. During 2008, exports to the United States under the ATPDEA increased by 61.6% compared to 2007 mainly due to the increase in exports of oil and its derivatives as a result of higher international oil prices. During 2009, exports showed a decrease of 24.0%, mainly due to the decrease in sales of oil and its derivatives and textiles. The ratio between the exports through ATPDEA and the total Colombian exports to the United States in U.S. dollar terms was at 56% in 2008, 50% in 2009 and 60% in 2010. Exports to the United States for the subsectors under the ATPDEA increased by 70% in 2010 compared to 2009. The sectors that have profited the most from these unilateral tariff preferences have been oil and its derivatives, flowers and live plants, textiles, sugar and its derivates, plastics and tuna.

In March 2011, Bancoldex opened a new credit line of $30 million for Colombian exporters who used to be covered under ATPDEA for the purpose of financing those exporters’ tariffs. This new line of credit is in addition to the $150 million credit line offered on February 17, 2011. To facilitate access to the credit line, small to medium enterprises would have the benefit of a guaranty by the FNG.

On February 12, 2011, the privileges under the ATPDEA lapsed but were reauthorized, retroactively, on October 21, 2011 for eligible countries, such as Colombia and Ecuador. Colombia is no longer an eligible beneficiary country under the ATPDEA as of May 15, 2012, when the United States-Colombia free trade agreement entered into force. The ATPDEA expired on July 31, 2013.

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under ATPDEA, which originally had been set to expire by the end of 2006. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. The Congress of the United States approved the free trade agreement between Colombia and the United States on October 12, 2011, and President Obama signed the agreement into law on October 21, 2011. The implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

From 2008 to 2009, Venezuela was the second most significant destination for Colombian exports. In 2013, however, Venezuela accounted for 3.8% of Colombia’s total exports, falling behind China (8.7%), Panama (5.5%), India (5.1%), Spain (4.9%) and Netherlands (3.9%). Venezuela is not a significant source of imports into Colombia.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which originally included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of this effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community. As of November 2007, the Ministry of Foreign Affairs of Venezuela stated that any intention to rejoin the organization had been officially suspended. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

In July 2007, during the XXXIII Forum of Presidents and Ministers of Mercosur, Venezuela’s then president, Hugo Chávez, announced that if within three months Venezuela’s ability to join Mercosur had not been finalized, Venezuela would withdraw from joining Mercosur. President Chávez also stated that he had not ruled out the possibility of Venezuela returning to the Andean Community, although Venezuela has openly opposed the free trade agreements that Colombia and Perú had signed with the United States. On June 25, 2008, Panama announced its intention of becoming an associated member country after being an observer member of the Andean Community since July 18, 2005. Venezuela gained full membership in Mercosur on July 31, 2012.

In 2013, bilateral trade between Colombia and the Andean Community decreased compared to 2012. Exports to the Andean Community decreased by 6.2% from $3,618 million in 2012 to $3,392 million in 2013. Imports from the Andean Community decreased by 0.1% from $2,301 million in 2012 to $2,300 million in 2013.

Colombia entered into a free trade agreement, known as the G-3 Agreement, with Mexico and Venezuela, which became effective on January 1, 1995. In May 2006, the Venezuelan government formally announced its withdrawal from the G-3 Agreement.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from $6,092 million in 2008 to $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

In April 2009, Colombia and Venezuela began discussing a new agreement covering economic and commercial issues between the two countries, called Acuerdo de Complementación Económica y Comercial. The agreement focuses on four main issues: the establishment of a bilateral economic agenda; the pending payment of $260 million to Colombian businesses by the Comisión Administradora de Divisas of Venezuela or CADIVI; the Venezuelan quota for vehicle imports from Colombia; and the Colombian exports of eggs and chicken to Venezuela.

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President of Venezuela Hugo Chávez announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between both nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia. This led to an even further decrease of Colombian exports to Venezuela in 2010, of 64.9% to $1,423 million. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups from Colombia were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security.

On April 9, 2011, in the context of the withdrawal of Venezuela from the Andean Community effective April 21, 2011, the presidents of Colombia and Venezuela agreed to maintain the status quo regarding tariffs and free trade under the Andean Community for an additional three months beginning on April 21, 2011 with an option to renew the agreement for another three-month period thereafter until the negotiation teams of both countries conclude a new trade agreement.

On July 23, 2011, the Ministry of Commerce, Industry and Tourism announced that the Venezuelan government had extended until October 22, 2011 the effect of Venezuelan Decree 8,160 of April 18, 2011 which grants tariff exemptions provided under the Andean Community of Nations Agreement. On October 24, 2011, after finishing the bilateral commission meetings, the governments of Colombia and Venezuela signed an agreement to continue the tariff exemptions provided under the Andean Community of Nations Agreement until January 22, 2012. On November 28, 2011, Colombia and Venezuela signed a Partial Scope Agreement that will support and regulate the trade between the countries within the framework of the Asociación Latinoamericana de Integración, or ALADI, an association of 13 member countries (Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Panama, Paraguay, Peru, Uruguay and Venezuela) that seeks to establish a common market in the region.

In 2005, the European Union and the Andean Community announced their intention to begin negotiations in 2006 for a free trade agreement. Following the announcement by Venezuela of its intention to withdraw from the Andean Community, the start of the negotiations was postponed to 2007. Negotiations between the European Union and the Andean Community began in September 2007; however, in 2008, Peru expressed its desire to separately negotiate a free trade agreement with the European Union due to economic tensions with Bolivia and Ecuador. That circumstance created an environment of uncertainty and hampered the progress of negotiations among the Andean countries and the European Union. In May 2010, Colombia and Peru made official statements announcing the success of negotiations regarding the establishment of a free trade agreement with the European Union. On June 26, 2012, the European Commission signed the free trade agreement among Colombia, Peru and the European Union. The European Parliament approved the agreement in December 2012 and Colombia completed its internal ratification procedures in June 2013, clearing the way for provisional application of the agreement on August 1, 2013. The agreement is currently in force.

As of June 2013, Mercosur, one of the largest trade partners of the Andean Community, and the European Union have conducted nine rounds of negotiations for a free trade agreement focused on trade rules other than direct market access issues. At the European Union-Mercosur trade ministerial meeting held in Santiago on January 26, 2013, the European Union and Mercosur agreed to exchange offers on customs duties and quotas not later than in the last quarter of 2013. Colombia also is working to consolidate its relations with the members of the Asia-Pacific Economic Cooperation (APEC) forum on topics such as trade, tourism, economic cooperation and investment. And, in order to foster closer ties with China and Chinese businesses, Colombia hosted the Third Latin America and China Meeting in November 2009. In February 2012, Colombia attended the APEC Forum in Moscow. On May 22, 2013, President Santos signed the Framework Agreement of the Pacific Alliance that will provide Colombia with greater access in areas such as free movement of goods, services, capital and people with the other members of the Pacific Alliance, which includes Chile, Mexico and Peru. On May 23, 2013, President Santos met with the presidents of Chile, Mexico and Peru in the VIIth Presidential Summit of the Pacific Alliance in Cali, Colombia to discuss strategy to generate new business opportunities and to continue with the economic and commercial integration among the Pacific Alliance countries.

On May 23, 2011, Colombia signed a free trade agreement with Switzerland with the aim of increasing trade in fruits, manufactured goods, and chemical products, among others, between the two countries. Between May 30, 2011 and June 3, 2011, Colombia held the first bilateral meeting with Turkey in Bogotá to continue negotiations on a free trade agreement, a draft of which was agreed on March 15, 2011. Currently both countries have met six times, and most of the chapters of the agreement have been negotiated. The most recent meeting was held in Ankara between May 31 and June 2, 2012. Colombia also seeks to negotiate a free trade agreement with Japan. The most recent meetings between the countries were held between May 12, 2014 and May 16, 2014 in Tokyo, Japan.

In 2013, Colombia signed a free trade agreement with South Korea on February 21, Costa Rica on May 22, Panama on September 20 and Israel on September 30.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. Foreign entities, however, must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol S.A. has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol S.A.’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Law 963 of 2005, or Ley del Inversionista, established “juridical stability” protections under which foreign and local investors whose investments are greater than or equal to 7,500 times the monthly minimum wage are protected. As of June 26, 2014, the Government has signed 71 of these contracts.

In 2009, net foreign direct investment, as recorded in the balance of payments, totaled a net inflow of $3,789 million, a decrease of $4,321 million compared to 2008, and net portfolio investment had an inflow of $1,912 million. In 2010, net foreign direct investment registered a net outflow of $147 million, a decrease of $3,936 million compared to 2009, and net portfolio investment had an inflow of $973 million. In 2011, net foreign direct investment was $5,248 million higher than in 2010, totaling a net inflow of $5,101 million and net portfolio investment had an inflow of $6,090 million. In 2012, net foreign direct investment totaled a net inflow of $16,135 million, an increase of $11,034 million from the value recorded in 2011 and net portfolio investment was $5,690 million, a decrease of $401 million from the amount recorded in 2011.

According to preliminary data from Banco de la República, during 2013, net foreign direct investment was $9,120 million, or $7,015 million lower than in 2012, and net portfolio investment had an inflow of $6,947 million, or $1,257 million higher than in 2012. The decrease in net foreign direct investment during 2013 was mainly due to a decrease in foreign capital inflows in the petroleum sector amounting to $507 million, in the public services sector, amounting to $227 million and in the transportation and communications sector amounting to $42 million.

The following table sets forth information on net foreign direct investment by country of origin for the years indicated.

Net Foreign Direct Investment by Country of Origin(1)

	2009(2)	2010(2)	2011(2)	2012(2)	2013(2)
	(millions of U.S. dollars)
North America
United States	$2,340	$1,795	$2,301	$2,516	$2,981
Mexico	(462)	(343)	425	849	705
Canada	120	264	292	291	269

	1,998	1,716	3,018	3,656	3,956
South America
Andean Group	32	64	130	211	144
Others	251	250	1,070	3,781	748

	283	314	1,201	3,992	892
Central America
Panama	775	1,276	2,615	2,379	2,105
Central American
Common Market(3)	22	12	11	23	14

	797	1,287	2,626	2,402	2,118
Caribbean	1,962	1,503	2,210	2,793	3,305
Europe
EEC Countries	402	710	2,614	(54)	2,715
European Free Trade
Association	187	196	392	715	2,090
Other Countries	1,451	973	1,237	1,751	1,428

	2,039	1,879	4,243	2,411	6,232
Asia	17	36	88	146	116
Other Countries	42	11	20	128	153
Portfolio Investment(4)	(154)	2,349	2,899	3,626	4,784

TOTAL	$6,984	$9,095	$16,304	$19,156	$21,556

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

The following table sets forth information on net foreign direct investment by sector for the years indicated.

Net Foreign Direct Investment by Sector

	2009 (1)	2010 (1)	2011 (1)	2012 (1)	2013(1)
	(millions of U.S. dollars)
Direct investment(2) (3)	$7,137	$6,746	$13,405	$15,529	$16,772
Petroleum	2,428	2,785	5,062	5,416	4,909
Agriculture and Fishing	28	63	157	75	278
Mining	3,025	1,755	2,455	2,316	2,916
Manufacturing	621	692	852	1,755	2,659

Public Services	(977)	37	380	699	471
Construction	262	296	416	290	316
Commerce	594	227	2,302	1,388	1,584
Transportation and Communications	348	(442)	1,695	1,783	1,740
Finance	720	1,228	280	1,500	1,578
Social Services	89	106	(193)	308	319
Portfolio investment(4)	(154)	2,349	2,899	3,626	4,784

Total	$6,984	$9,095	$16,305	$19,155	$21,555

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes reinvested earnings.
3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered an operating loss of Ps. 1,708.3 billion for 2013 which is Ps. 1,367.8 billion more than the loss registered in 2012. The bank, after many years of generating profits, started generating losses in 2010. This change is explained by the lower external interest rates and, during 2013, the decrease in the international price of gold and the depreciation of the currency against the U.S. dollar, which have significantly reduced income from international reserves. Additionally, during recent years, Banco de la Republica has substantially increased the purchase of currencies in the foreign exchange market, which have been counteracted with contraction operations to avoid their inflationary effect, which in turn has generated costs for Banco de la Republica.

Financial Sector

As of December 31, 2013, Colombia’s financial system was comprised of 24 banks (14 domestic and 10 foreign), 5 corporaciones financieras (financial corporations), 21 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 14 Colombian banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking and financial leasing.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

as of December 31, 2013

	Number	% of Loans	% of Deposits
Banks
Domestic Banks	14	71.6%	70.3%
State-Owned Banks	1	2.4%	4.3%
Foreign Banks	10	22.5%	24.0%

	24	94.1%	94.3%
Financial Corporations	5	0.0%	0.9%
Commercial Financing Companies(1)	22	5.9%	4.8%
Special State-Owned Institutions(2)	11	7.5%	6.3%

Total	62	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.
2:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”), Caja de Vivienda Militar.

Source: Financial Superintendency.

During 2013, the Financial Superintendency approved, through Resolutions 1683 of 2012 and 1635 of 2013, to allow Coopcentral, a cooperative, to become and operate as a bank so it could expand its operations.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks was at 14.7% of risk-weighted assets on December 31, 2013, 60 basis points above the level recorded on December 31, 2012.

During the 1990’s and early 2000’s, the Government also took steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

Net profits of the financial sector, excluding special state owned institutions, increased from Ps. 5,422.9 billion in 2009 to Ps. 5,859.0 billion in 2010, to Ps. 6,824.1 billion in 2011, to Ps. 7,324.5 billion in 2012 and to Ps. 7,468.1 billion in 2013. The Government did not liquidate any financial institutions from 2009 through 2013.

The following table shows the results of the financial sector as of and for the year ended December 31, 2013.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2013)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 338,646,006	Ps. 334,191,902	Ps. 54,454,104	Ps. 6,491,790
Non-Banking Financial Institutions(1)	36,424,242	28,328,198	8,096,043	976,348
Special State-Owned Institutions(2)	45,654,016	38,801,726	6,852,290	295,730

Total	Ps. 425,070,247	Ps. 362,520,101	Ps. 62,550,147	Ps. 7,468,137

Totals may differ due to rounding.

1.	Includes Financial Corporations and Commercial Financing Companies.
2.	Includes FEN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.

Source: Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to maintain stability and public confidence in the Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small- and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders. These proceeds were used to purchase FOGAFIN-issued bonds, which were then contributed to the banks. The shareholders were required to pledge the stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating banks achieved a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the then minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera,

Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2005. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions. During 2006-2013, FOGAFIN did not establish any new credit lines and no private institutions joined the FOGAFIN program.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (DTF) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

As of December 31, 2013, there was no outstanding Government assistance to state-owned institutions or financial aid given to financial institutions or provision of credit support in the form of interest payments.

Since 1998, FOGAFIN assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability. Granahorrar was privatized when Banco Bilbao Vizcaya Argentaria purchased Granahorrar in 2005. Bancafé was bought by Banco Davivienda S.A. in 2007.

Liquidity and Credit Aggregates

The total amount of loans outstanding, including leasing, from Colombian financial institutions was Ps. 281.8 trillion on December 31, 2013, Ps. 248.1 trillion on December 31, 2012, Ps. 215.3 trillion on December 31, 2011, as compared to Ps. 175.9 trillion on December 31, 2010 and Ps. 150.6 trillion on December 31, 2009. Leasing has been included in the amount of loans outstanding beginning in 2010 as a result of changes made by the Financial Superintendency through Circular Externa 35 of 2009 that came into force on April 1, 2010. Figures for 2008 through 2009 have been updated to make them comparable.

Past due loans decreased in absolute terms from Ps. 6.3 trillion on December 31, 2009 to Ps. 5.1 trillion on December 31, 2010, but past due loans increased to Ps. 5.4 trillion on December 31, 2011 and further to Ps. 7.0 trillion on December 31, 2012. At December 31, 2013, past due loans stood at Ps. 8.0 trillion. As a percentage of total loans, past due loans decreased from 4.2% on December 31, 2009 to 2.9%, on December 31, 2010 and to 2.5% on December 31, 2011. Past due loans as a percentage of total loans grew by 2.8% in 2012 and remained at 2.8% in 2013. Provisions as a percentage of past due loans increased from 133.7% on December 31, 2009 to 171.2% on December 31, 2010 and further to 183.5% on December 31, 2011. On December 31, 2012, provisions decreased to 162.2% and, as of December 31, 2013, decreased further to 161.2%. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2009	2010	2011	2012	2013
Ml(1) (percentage change)	6.9	17.8	11.0	7.1	16.4
M2(2) (percentage change)	5.8	10.2	18.9	16.3	15.0
M3(3) (percentage change)	7.7	11.3	18.2	15.5	13.7
Credit from the Financial System (percentage change) (4)	(0.4)	28.5	23.1	16.3	13.0
Discount Rate(5) (percent)	5.8	3.2	4.0	5.0	3.4

1:	Currency in circulation plus demand deposits.

2:	Ml plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

The average short-term composite reference rate, or DTF, was 6.1% in 2009. During 2010, the average DTF decreased to 3.7%. The average DTF increased during 2011 and 2012 to 4.2% and 5.4%, respectively. In 2013, average DTF decreased to 4.2%. The lowest point for DTF in 2013 was in June when it was at 3.9% and the highest point for DTF in 2013 was in January when the rate was at 5.1%.

The Central Bank’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to a low of 1.9% in 2013. The decline in consumer inflation rates from the 25-30% range of the late 1980s and early 1990s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. As of December 31, 2009, the consumer inflation rate was 2.0%, mainly due to decreases in the prices of nonperishable food. The 2009 consumer inflation rate was at the lower end of the target range of between 2.0% and 4.0% established by Banco de la República for 2009. As of December 31, 2010, the consumer inflation rate was 3.2% mainly due to increased prices of oil and nonperishable food. The consumer inflation rate for 2010 was within Banco de la República’s established target range of between 2.0% and 4.0% for 2010. During 2011, the consumer inflation rate recorded several increases, mainly due to the rise in food prices brought on by floods caused by severe rains, and the rise in petroleum prices. Between October and December 2011, however, the consumer inflation rate decreased by 29 basis points, finishing on December 31, 2011 at 3.7%, a figure that was within the target range established by Banco de la República of between 2.0% and 4.0%. As of December 31, 2012, the consumer inflation rate was 2.4%, within Banco de la Reública’s target range of between 2.0% and 4.0%. A smaller increase in the prices of food, transportation and communications contributed to the lower consumer inflation rate compared to 2011. On the other hand, the inflation rate with respect to the prices of entertainment, health and clothing increased in 2012 compared to 2011. As of December 31, 2013, the consumer inflation rate stood slightly under the target range at 1.9%. The decrease in the prices of food, transport, housing and education contributed to the lower inflation rate. On the other hand, the prices of communications, entertainment and clothing saw an increase in 2013 compared to 2012.

Banco de la República reduced overnight interest rates nine times from 9.5% on January 30, 2009 to 3.0% on May 3, 2010. On February 28, 2011, in order to control the increase in inflationary expectations and taking into consideration the acceleration of domestic demand and credit variables, Banco de la República decided to phase out its monetary stimulus to the economy by gradually increasing the discount rate. Thus, through seven increases of 25 basis points each on February 28, March 22, May 2, May 31, June 20 and August 1 and November 28, 2011, the discount rate was increased from 3.0% to 4.75% during the course of 2011. On January 30, 2012, as a consequence of high levels in commodities prices, the increase in the rate of credit growth and the increase in inflationary expectations, Banco de la República decided to raise the discount rate 25 basis points from 4.75% to 5.00%. On February 24, 2012, as a result of the continuous increase in oil and commodities prices and the high rate of credit growth, Banco de la República increased the discount rate 25 basis points from 5.00% to 5.25%. On July 27, 2012, Banco de la República lowered the discount rate 25 basis points from 5.25% to 5.00% due to a lower than expected GDP growth rate, the decrease in commodity prices, the decrease in the rate of credit growth and the reduction in inflation expectations. On August 24, 2012, as a result of the continuous decrease in inflationary expectations, Banco de la República decided to reduce the discount rate 25 basis points from 5.00% to 4.75%. During the next two months, Banco de la República decided to maintain unchanged the rate at 4.75%. Even though the international markets showed some weakness, especially in Europe, the internal demand proved stronger than expected, and the credit growth continued decelerating and the inflation remained near the midpoint of Banco de la República’s objective of 3%. On November 23, 2012, Banco de la República decided to cut 25 basis points from 4.75% to 4.5%, primarily motivated by concerns about European debt and the United States fiscal cliff developments. On December 21, 2012, Banco de la República decided to lower the rate an additional 25 basis points to 4.25% due to lower GDP growth and internal demand. On January 28, 2013, Banco de la República decided to lower the discount rate an additional 25 basis points to 4.00% due to expected weaker global economy conditions. On February 22, 2013, Banco de la República decided to lower the discount rate another 25 basis points to 3.75% due to lower GDP growth observed in the fourth quarter of 2012 and was expected for the first quarter of 2013, projected inflation and actual inflation were lower than the target of 3%, and the absence of signs of upward pressure on inflation in the near future. On March 22, 2013, Banco de la República decided to lower the discount rate an additional 50 basis points to 3.25% due to the fact that the Colombian economy was growing below its potential and was expected to operate in the coming quarters below its productive capacity. The discount rate was increased by 25 basis points on April 25, 2014 to 3.50%, and raised an additional 25 basis points on May 30, 2014 to 3.75%. The increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the improving economic situation of the country. On June 20, 2014, Banco de la República decided to increase the discount by 25 basis points to 4.0%, mainly because consumer inflation and first quarter GDP growth (6.4%) were higher than expected.

The producer price index stood at negative 2.2% in 2009, 4.4% in 2010, 5.5% in 2011 and negative 3.0% in 2012. The producer price index stood at negative 0.5% in 2013.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short- Term Reference Rate (DTF)(2)
2009	2.0	(2.2)	6.1
2010	3.2	4.4	3.7
2011	3.7	5.5	4.2
2012	2.4	(3.0)	5.4
2013
January	2.0	(2.5)	4.1
February	1.8	(2.5)	4.0
March	1.9	(1.9)	4.0
April	2.0	(2.4)	4.1
May	2.0	(2.1)	4.1
June	2.2	(0.2)	4.0
July	2.2	0.0	3.9
August	2.3	(0.5)	4.0
September	2.3	(1.3)	4.2
October	1.8	(1.9)	4.6
November	1.8	(1.3)	4.8
December	1.9	(0.5)	5.1
2014
January	2.1	0.2	3.8
February	2.3	1.3	3.8
March	2.5	2.6	3.9

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2013 and 2014, percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 2009-2012 and, for each indicated month in 2013 and 2014, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

As of December 31, 2009, the representative market rate was Ps. 2,044.2/$1.00, an appreciation of 8.9% from the peso’s value on December 31, 2008. As of December 31, 2010, the representative market rate was Ps. 1,914.0/$1.00, an appreciation of 6.4% from the peso’s value on December 31, 2009. As of December 31, 2011, the representative market rate was Ps.1,942.7/$1.00, a depreciation of 1.5% from the peso’s value on December 31, 2010. As of December 31, 2012, the representative market rate was Ps.1,768.2/$1.00, an appreciation of 9.0% from the peso´s value on December 31, 2011. As of December 31, 2013, the representative market rate was Ps. 1,926.8/$1.00, a depreciation of 9.0% from the peso’s value on December 31, 2012.

Appreciation of the Peso and Measures Taken by the Government

During 2007, the peso appreciated in a virtually continuous manner against the U.S. dollar. On May 6, 2007, Banco de la República introduced a package of measures intended to tighten monetary policy and control the strengthening of the peso, including increasing the reserve requirement on current and savings accounts and on certain time deposits, establishing a 40% reserve requirement on any disbursement of external loans for a six-month period with no interest, and setting a ceiling for financial sector institutions’ derivative operations of 500% of their technical equity. Additional measures were enacted by the Ministry of Finance to control the inflow of short-term portfolio investments. After a sharp depreciation of the peso due to the international financial crisis, the Government decided to gradually eliminate capital controls, and by October 2008, all capital controls established by the Government or the central bank had been eliminated.

On August 31, 2013, Banco de la República resumed the accumulation of international reserves through an average of daily purchases of $23.4 million in competitive auctions in response to indications of an exchange rate misalignment. From January to December 2013, Banco de la Republica accumulated $6.8 billion.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of July 15, 2014, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)		Real Exchange Rate Index(2)(3)
Year	Average	End-of-period	Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
2009	2,157.1	2,044.2	110.2
2010	1,899.0	1,914.0	101.3
2011	1,848.0	1,942.7	99.8
2012	1,798.0	1,768.2	97.7
2013
January	1,770.0	1,773.2	97.0
February	1,791.5	1,816.4	97.7
March	1,809.9	1,832.2	97.4
April	1,830.0	1,829.0	98.8
May	1,850.1	1,891.5	99.3
June	1,909.5	1,929.0	102.0
July	1,900.6	1,890.3	101.4
August	1,903.7	1,935.4	101.7
September	1,919.4	1,914.7	102.9
October	1,885.9	1,884.1	102.2
November	1,922.1	1,931.9	103.1
December	1,934.1	1,926.8	104.1
2014
January	1,960.4	2,008.3	105.5
February	2,040.5	2,054.9	108.4
March	2,022.2	1,965.3	106.3
April	1,939.3	1,935.1	101.6
May	1,915.5	1,900.6	100.7

1:	Representative market rate. as calculated by the Financial Superintendency.
2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3:	The Real Exchange Rate Index figures for 2009-2013 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

Banco de la República’s gross international reserves increased from $25,365.0 million on December 31, 2009 to $28,463.5 on December 31, 2010 and to $32,302.9 million on December 31, 2011. As of December 31, 2012, gross international reserves further increased by $5,171.2 million to $37,474.1 million and by December 31, 2013, gross international reserves were $43,639.3 million. The increase in international reserves in 2009 and 2010 was mainly due to intervention by Banco de la República in the foreign exchange market and the increase in special drawing rights (SDR) allocated by the IMF. In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: low interest rates in the developed economies, a decision to have a more conservative risk profile of the central bank’s portfolio and the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. As of December 31 2013, the mix of currencies was approximately 87.7% in U.S. dollars, 4.9% in Canadian dollars, 3.8% in Australian dollars, 2.1% in British pounds sterling, 1.0% in New Zealand dollars and 0.9% in Swedish kronas.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	2009	2010	2011	2012(1)	2013(1)
Gross International Reserves	(millions of U.S. dollars)
Monetary Gold	$243.4	$311.0	$524.1	$553.8	$399.9
Special Drawing Rights	1,184.8	1,158.0	1,141.0	1,131.4	1,128.5
International Monetary Fund	405.5	259.8	369.6	392.3	433.3
Investments	23,110.8	26,308.1	29,831.8	34,857.8	41,117.4
Others(2)	420.4	426.7	436.4	538.7	560.3

	25,365.0	28,463.5	32,302.9	37,474.1	43,639.3
Less: Short- and Medium-Term Liabilities of Banco de la República	9.2	11.7	2.5	7.5	6.6

Net International Reserves	$25,355.7	$28,451.8	$32,300.4	37,466.6	43,632.7

Reserves (Months of Imports (FOB))
Goods(3)	9.7	8.9	7.4	7.9	9.2
Goods and Services(4)	7.9	7.3	6.3	6.7	7.7

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes deposits in Latin American Reserve Fund, Cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods, as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which comprises a group of equity securities the composition of which is determined in part by the frequency of trading in each quarter. As of December 31, 3009, the IGBC had increased by 53.5% in nominal terms compared to 2008, reaching 11,602.14 points. The IGBC further increased by 33.3% to 15496.77 points on December 31, 2010, but on December 31, 2011 the IGBC decreased by 15.6% to 12665.71 points. On December 31, 2012, the IGBC further increased by 13.6 to 14,715.84 points. As of December 31, 2013, the IGBC had decreased by 11.8% in nominal terms compared to 2012.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced to the market in order to replace progressively the IGBC. COLCAP measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of liquidity. The initial level of both indexes was 1,000, and by December 2008 COLCAP decreased 14.9% to 851.35 and COL20 decreased 29.9% to 701.23. By December 2009, COLCAP increased by 60.6% to 1,366.85, and COL20 increased by 59.1% to 1,115.43, and further by 33.4% to 1,823.70, and by 30.2% to 1,452.68, respectively, by December 2010. By December 2011, COLCAP decreased by 13.8% to 1,571.55, and COL20 decreased by 11.4% to 1,287.63. By December

2012, COLCAP increased by 16.6% to 1,832.75, and COL20 increased by 4.7% to 1,348.01. By December 2013, both indexes decreased, with the COLCAP having decreased by 12.4% to 1,606.33 points and the COL20 having decreased by 7.1% to 1,252.75 points.

On May 23, 2008, the Ministry of Finance issued Decree 1796 which establishes the legal framework for standardized derivatives trading through the Cámara de Riesgo Central de Contraparte (or central counterparty clearing house). The objective of the central counterparty clearing house is to standardize financial derivatives products that are traded in the market and to provide efficiency and stability to the financial markets.

On December 23, 2008, the Ministry of Finance issued Decree 4808 which, among other things, regulates the trading of derivatives, of which the value is at least partly derived from one or more underlying equity securities that are registered on the Colombian Stock Exchange.

The Colombian Stock Exchange began trading standardized derivatives in September 2008 with the negotiation of a five-year TES futures contract. During 2008, the number of derivatives contracts traded was 621. During 2009, the Colombian Stock Exchange began trading three new standardized derivatives: a two-year TES futures contract and a ten-year futures contract and a TRM futures contract. During 2009, the number of contracts traded was 14,896. The number of contracts traded increased to 288,003 in 2010 and then further to 795,298 in 2011.

In 2012, the Colombian Stock Exchange continued its strategy of consolidating and strengthening the local derivatives market through the promotion of existing products, the creation of new ones and the implementation of an intensive training and educational program. In 2013 this strategy continued, along with the aim to further internationalize the Colombian stock market. The trading volume in the derivatives market during 2013 was 685,135 contracts, representing an 8.65% increase from the 630,590 contracts negotiated in 2012. The increase in trading volume was due mainly to the legal action taken against InterBolsa, a Colombian securities broker, which resulted in the closure of the largest stock market operator and created a distrust towards the stock market in general.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Financial Superintendency. According to the Financial Superintendency, the market capitalization of the Colombian Stock Exchange was $222.4 million on December 31, 2013, compared with $269.2 million on December 31, 2012.

The total value of securities traded on the Colombian stock exchange during 2013 was Ps. 1,565.46 trillion, representing a nominal decrease of 1.0% in peso terms as compared to 2012.

Equity trading during 2013 amounted to approximately Ps. 40.9 trillion, or 2.6% of the total value of securities traded. This represents a nominal decrease of 10.98% in the total value of equity trading from 2012.

On May 30, 2011, the “Mercado Integrado Latinoamericano” (MILA) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA allows investors to carry out cash transactions in investments in shares listed on the BVC, Bolsa de Comercio de Santiago (BCS) and Bolsa de Valores de Lima (BVL), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository (CSD) of Colombia, Peru and Chile, respectively. The main objective of the integration is to develop the capital markets by offering investors a wider range of securities and issuers larger funding sources. The creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors. By December 2013, the total number of issuers registered with MILA was 590. Mexico is expected to also join the MILA during 2014.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets are devised in conformity with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Financial Superintendency.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for approval.

Under the 1991 Constitution, royalties received from the exploitation of nonrenewable natural resources that are not directly distributed to departments and municipalities where the natural resources are located or transported are paid into the Fondo Nacional de Regalías (National Royalties Fund). Funds from the National Royalties Fund are used to finance mining development, environmental protection and other regional development projects, including health, education, water and sanitation projects.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to the then recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Ecopetrol S.A., the National Royalties Fund and the departments and municipalities where oil is produced contribute to the FAEP. Banco de la República administers FAEP. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures.

In July 2007, following the announcement by the Government of a public offering of 20% of Ecopetrol S.A.’s shares, Congress approved the National Development Plan for 2006-2010 (the “Development Plan”). Under Article 143 of the Development Plan, Ecopetrol S.A. was no longer required to contribute to the FAEP and instead it was required to transfer the excess royalties to the Central Government. The Development Plan contemplated that 60% of the fund balance in FAEP would be disbursed to the Central Government in 2008, with the remaining balance being transferred to the Central Government in 2009 and

2010 in order to achieve the Government’s goal of gradually receiving the funds from FAEP. In 2008, FAEP transferred Ps. 2,329 billion (0.5% of GDP) to the Central Government. In 2009, FAEP transferred Ps. 920 billion (0.2% of GDP) to the Central Government. In 2010, FAEP transferred Ps. 370 billion (0.1% of GDP) to the Central Government. Following the transfer made in 2010, no further transfers by FAEP have been or will be made.

Article 76 of the Development Plan also created the Stabilization Fund for Fuel Prices (“FEPC”) and establishes, as an initial source of financing, part of the fund balance accumulated by Ecopetrol S.A. in FAEP. In 2008, FAEP transferred Ps. 420 billion (0.1% of GDP) to the FEPC. As of December 31, 2013, the total fund balance of the FEPC was a deficit of Ps. 781 billion, or -0.1% of GDP, compared with a deficit of Ps. 1,272 billion, or -0.2% of GDP, on December 31, 2012.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2009-2013 period, budgeted figures for 2014 (Law 1687 of December 11, 2013) and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

	2009	2010	2011	2012	2013(2)	Budget 2014(5)
Central Government
Total Revenues	Ps. 77,139	Ps. 74,957	Ps. 94,247	Ps. 107,067	Ps. 119,744	Ps. 129,973
Expenditures
Current Expenditures	74,706	72,777	79,664	86,994	93,696	100,793
Capital Expenditures	21,135	20,931	26,887	32,367	41,269	45,352

Total Expenditures	95,841	93,708	106,551	119,361	134,965	146,145
Net Loans to Other Entities	176	214	183	61	(2)	15
Accrual adjustments(3)	1,837	2,054	5,020	3,085	1,427	2,290

(Deficit)/Surplus	(20,715)	(21,019)	(17,507)	(15,440)	(16,645)	(18,477)
Decentralized Agencies
Total Revenues	7,524	8,153	9,648	12,537	14,845	18,054
Expenditures
Current Expenditures	2,963	2,752	3,109	2,456	2,738	2,953
Capital Expenditures	4,549	5,110	6,332	10,167	12,043	14,968

Total Expenditures	7,512	7,862	9,441	12,623	14,781	17,922
Accrual adjustments(3)	302	(107)	0	171	233	0

(Deficit)/Surplus	(290)	397	207	(257)	(168)	133
Local Public Sector(4)
Total Revenues	45,498	53,677	59,270	66,949	70,484	73,597
Expenditures
Current Expenditures	30,938	33,478	34,300	37,650	38,647	39,964
Capital Expenditures	13,444	20,856	25,363	18,967	23,709	30,122

Total Expenditures	44,382	54,334	59,663	56,617	62,356	70,086
Net Loans to Other Entities	(29)	(14)	(10)	(19)	(24)	0
Accrual adjustments(3)	308	(150)	78	318	(349)	0

(Deficit)/Surplus	779	(521)	(481)	9,995	8,454	3,511
Social Security
Total Revenues	45,140	46,132	49,104	56,891	57,951	67,163
Expenditures
Current Expenditures	38,323	40,749	42,425	46,883	56,246	63,202
Capital Expenditures	12	8	19	14	17	32

Total Expenditures	38,334	40,758	42,443	46,897	56,264	63,234
Net Loans to Other Entities	(21)	0	0	0	0	0

	2009		2010		2011		2012		2013(2)		Budget 2014(5)
Accrual adjustments(3)		(327)		540		(180)		368		(238)		0
(Deficit)/Surplus		7,113		4,835		6,840		9,626		1,925		3,929
Coffee Fund
Total Revenues		1,308		1,246		2,254		1,583		2,359		2,223
Expenditures
Current Expenditures		1,271		1,445		1,424		1,321		2,282		1,584
Capital Expenditures		50		41		11		13		12		14

Total Expenditures		1,321		1,486		1,434		1,334		2,295		1,598
Net Loans to Other Entities		0		0		0		0		0		0
Accrual adjustments(3)		90		129		587		212		170		406

(Deficit)/Surplus		(102)		(368)		232		37		(106)		220
Non-financial Public Enterprises
Total Revenues		30,630		35,466		35,466		40,269		44,329		41,086
Expenditures
Current Expenditures		24,109		28,757		32,946		38,885		40,636		38,307
Capital Expenditures		3,653		2,450		3,381		2,316		3,989		3,914

Total Expenditures		27,762		31,207		36,327		41,201		44,625		42,220
Net Loans to Other Entities		(226)		(228)		(193)		(81)		(41)		15
Accrual adjustments(3)		40		9		(212)		125		90		6

(Deficit)/Surplus		2,602		4,022		(841)		(1,137)		(428)		(1,125)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(10,614)	Ps.	(12,655)	Ps.	(11,549)	Ps.	2,824	Ps.	(6,968)	Ps.	(11,810)
Primary (Deficit) Surplus	Ps.	4,542	Ps.	(651)	Ps.	7,059	Ps.	21,984	Ps.	10,956	Ps.	7,395

(footnotes appear on the following table)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)(6)

Government Sectors	2009	2010	2011	2012(2)	2013(2)	Budget 2014(5)
Central Government	(4.1)%	(3.9)%	(2.8)%	(2.3)%	(2.4)%	(2.4)%
Decentralized Agencies	0.2	0.2	0.2	0.1	0.0	(0.1)
Local Public Sector(4)	0.2	(0.1)	(0.1)	1.5	1.2	0.5
Social Security	1.4	1.0	1.1	1.4	0.3	0.5
Coffee Fund	0.0	(0.1)	0.0	0.0	0.0	0.0
Other. including FAEP	0.0	0.0	(0.2)	(0.2)	(0.1)	(0.1)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(2.4)	(3.1)	(1.8)	0.4	(1.0)	(1.5)
Primary Surplus	0.9%	(0.1)%	1.1%	3.3%	1.6%	1.0%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the non-financial public sector totaled Ps. 893 billion, Ps. 533 billion, Ps. 5,114 billion and Ps. 868 billion in 2008, 2009, 2010, 2011 and 2012 respectively. There were no privatization, concession and securitization proceeds in 2013. The 2014 Financial Plan includes revenues from other sources of Ps. 14 billion.
2:	Figures for 2013 according to Cierre Fiscal GNC 2013 released by CONFIS on April 22, 2014.
3:	Adjustment of certain cash expenditures to an accrual basis.
4:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
5:	Based on 2014 projected figures.
6:	Based on GDP figures for 2013 and estimated GDP for 2014

Sources: National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2013, the Central Government deficit was 2.4% of GDP as compared to a deficit of 2.3% of GDP in 2012. The Central Government deficit for 2013 was Ps. 16,645 billion, or 7.8% more than the Ps. 15,440 billion deficit registered in 2012. Central Government revenues increased by 11.8%, from Ps. 107,067 billion in 2012 to Ps. 119,744 billion in 2013, while Central Government expenditures increased by 13.1%, from Ps. 119,361 billion in 2012 to Ps. 134,965 billion in 2013. The increase in expenditures was primarily due to increases in operating and interest expenditures and investment.

In 2013, the consolidated non-financial public sector deficit totaled Ps. 6,968 billion, or 1.0% of GDP as compared to a surplus of Ps. 2,824 billion, or 0.4% of GDP in 2012, and a deficit of Ps. 11,549 billion or -1.8% of GDP in 2011. The deficit of the consolidated non-financial public sector during 2013 was primarily due to a deficit in the financial public sector and a deficit in Central Government mainly due to increased investment spending (3.3% of GDP, reflecting an 18.1% increase compared with 2012). The Government currently projects a consolidated non-financial public sector deficit of 1.5% of GDP for 2014. The Government currently projects a Central Government deficit in 2014 of 2.4% of GDP. However, no assurances can be given concerning actual results for the 2014 period and beyond.

In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. The recent tax reforms were intended to create new jobs and reduce inequalities, and also to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 28.0% of current revenue in 2013, as compared to 26.9% in 2012, 29.3% in 2011, 34.0% in 2010 and 32.8% in 2009. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2009	2010	2011	2012	2013(1)	Budget 2014(3)
Tax Revenue
Income Tax	36.4%	35.5%	35.5%	40.8%	37.4%	32.9%
Value-Added Tax	33.6	39.0	37.2	33.9	28.9	29.5
Wealth Tax	2.6	2.7	3.4	3.0	2.7	2.5
Tariffs	5.2	6.3	4.3	3.3	3.3	3.1
Other Indirect Taxes	6.7	6.9	8.4	7.8	11.8	19.0
	84.5	90.4	88.9	88.9	84.2	87.0
Nontax Revenue(2)	15.5	9.6	11.1	11.1	15.8	13.0
	100.0	100.0	100.0	100.0	100.0	100.0
Revenue (as a percentage of GDP)(4)	15.3%	13.6%	15.2%	16.1%	16.9%	17.0%

Totals may differ due to rounding.

1:	Figures correspond to the Cierre Fiscal released by Dirección General de Política Macroeconómica (General Directorate of Macro Economic Policy) (Documento Asesores 004/2014).
2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
3:	2014 projected figures are consistent with a Central Government deficit of 2.4% of GDP.
4:	Based on estimated GDP using new methodology implemented in 2008.

Sources: Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 119,744 billion (16.9% of GDP) in 2013 as compared to Ps. 107,067 billion in 2012, an increase of 11.8% in nominal terms. Total tax revenues increased by 5.9% in nominal terms in 2013 as compared to 2012.

Expenditures

Central Government expenditures totaled Ps. 134,965 billion in 2013 (19.1% of GDP), an increase of 13.1% in nominal terms from the 2012 level. Current interest payments decreased by 4.0% in nominal terms in 2013 and current operational expenditures increased by 12.9% in nominal terms as compared to 2012 levels. Current investment expenditures increased by 18.1% in nominal terms in 2013.

Based on preliminary figures, in 2013 Central Government expenditures were allocated as follows:

•	social expenditures, 51.6%;

•	interest payments, 12.3%;

•	defense and internal security, 12.9%;

•	government overhead, 3.4%;

•	justice, 5.6%;

•	infrastructure, 11.3%; and

•	transfers to local governments, 2.8%.

Transfers to departments and municipalities reached Ps. 21,541 billion in 2009 (representing 22.0% of the total budgeted 2009 expenditures), Ps. 22,933 billion in 2010 (representing 24.1% of the total budgeted 2010 expenditures), Ps. 24,710 billion in 2011 (representing 22.1% of the total budgeted 2011 expenditures), Ps. 25,943 billion in 2012 (representing 21.2% of the total budgeted 2012 expenditures) and Ps. 28,193 billion in 2013 (representing 24.9% of the total budgeted 2013 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments increased by the inflation rate plus 4% with an additional 1.3% increase for education. In 2010, transfers increased by 3.5% with an additional 1.6% increase for education. Transfers grew by 4.4% in 2011, 5.0% in 2012 and 8.7% in 2013. From 2012 to 2016, transfers will grow by 3.0% plus an additional 1.8% increase for education each year.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted. Law 797 of 2003 modified the official retirement age and increased payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges brought before the Colombian Constitutional Court challenging certain provisions of Law 797, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws. As of June 14, 2014, the net present value of the Central Government’s pension liability for the next fifty years (2013-2063), not including the transition cost, decreased by 1.3 percentage points from 74.6% of GDP to 73.3% of GDP between 2012 and 2013 (using a discount rate of 6%) and the annual expenditure by the Central Government for pension liabilities was 3.83% of GDP for 2014 and is estimated to be 3.89% of GDP for 2015.

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2009	2010	2011	2012	2013
Social Expenditures
Education	15.4%	17.2%	16.3%	15.5%	15.3%

Health	5.8	6.7	6.1	8.0	8.0
Potable Water and Sewage	1.4	1.6	1.4	1.3	1.6
Housing	0.4	0.7	0.8	0.7	0.8
Social Security	21.1	21.0	21.9	20.5	21.1
Other	3.0	3.9	4.0	3.9	4.8
	47.1	51.2	50.5	49.9	51.6
Justice	5.0	5.5	7.2	7.2	5.6
Defense and Security (Internal)	14.6	14.6	13.3	13.2	12.9
Infrastructure
Mines and Energy	6.4	1.6	1.7	2.1	2.1
Transportation	3.1	3.2	4.2	5.6	6.3
Irrigation Projects and Agriculture	1.0	1.1	1.0	1.5	2.3
Environment	0.2	0.2	0.2	0.2	0.2
Other	0.3	0.3	0.6	0.8	0.4
	10.9	6.4	7.7	10.3	11.3
Government Overhead Expenses	3.1	3.7	3.1	3.3	3.4
Transfers to Local Governments(2)	3.0	2.9	2.7	2.6	2.8
Interest payments	16.4	15.7	15.5	13.6	12.3
Total Expenditures	100%	100%	100%	100%	100%
Expenditures (as a percentage of GDP)(3)	19.3%	17.6%	17.6%	18.2%	19.0%

Totals may differ due to rounding.

1:	2013 figures are preliminary.
2:	Figures only include transfers to municipalities, not to other regional governments.
3:	Based on estimated GDP figures calculated using 2005 as the base year for calculating constant prices.

Sources: Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2014 Budget

The 2014 budget became Law 1687 on December 11, 2013. According to the 2014 budget, the consolidated public sector deficit is expected to be 1.6% of GDP (Ps. 12,191 billion) and the consolidated non-financial public sector deficit is anticipated to be approximately 1.5% of GDP (Ps. 11,810 billion). The 2014 budget estimates a Central Government deficit of approximately 2.4% of GDP (Ps. 18,462 billion). Total non-financial public sector expenditures for 2014 are currently budgeted to reach Ps. 341,205 billion, out of which Ps. 146,145 billion corresponds to expenditures by the Central Government and Ps. 195,060 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2014 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 129,973 billion (approximately 17.0% of GDP), an increase of 8.5% as compared to revenues of Ps. 119,744 billion recorded in 2013. Total tax revenues are expected to grow by 12.0%, from Ps. 100,780 billion in 2013 to Ps. 112,923 billion in 2014. Income tax revenues are expected to amount to Ps. 15,840 billion in 2014, a decrease of 23.7% as compared to 2013 income tax revenues of Ps. 20,752 billion. Internal value-added tax revenues are expected to total Ps. 26,304 billion as compared to Ps. 23,454 billion in 2013, a increase of 12.2% from 2013. Withholding tax revenues are expected to amount Ps. 26,860 billion as compared to Ps. 24,052 billion in 2013, an increase of 11.7%. Revenues from the tax on financial transactions are anticipated to amount to Ps. 6,365 billion, as compared to Ps. 5,898 billion in 2013, representing an increase of 7.9%. Tariffs and external value-added tax revenues are expected to increase by 6.4% in 2014, from Ps. 15,086 billion in 2013 to Ps. 16,058 billion in 2014. Non-tax revenues are expected to amount to Ps. 17,050 billion in 2014, a 10.1% decrease as compared to 2013 (Ps. 18,964 billion). Tax revenues are expected to grow mainly as a result of an increase in the collection of the income tax for equality (or “CREE”), as payments associated with taxable 2013 income and withholding taxes for CREE during 2014 are expected to be received in 2014.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2014 budget are expected to total Ps. 148,435 billion (approximately 19.5% of GDP) as compared to Ps. 136,390 billion in 2013, representing an increase of 8.8%. Operational expenditures are expected to total Ps. 108,749 billion in 2014, an increase of 12.6% as compared to Ps. 96,603 billion registered in 2013. Expenditures for interest payments are expected to increase by 7.2%, from Ps. 16,363 billion in 2013 to Ps. 17,535 billion in 2014. Investment expenditures are expected to amount to Ps. 22,136 billion in 2014, a decrease of 5.5% as compared to Ps. 23,425 billion in 2013. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 12.4%, from Ps. 75,331 billion in 2013 to Ps. 84,672 billion in 2014.

The 2014 budget is based on the following principal budget assumptions:

Principal 2014 Budget Assumptions

2014 Budget Assumptions as of June 2014(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	762.36
Real GDP Growth	4.7%
Inflation(2)
Domestic Inflation (consumer price index)	3.0%
Domestic Inflation (producer price index)(3)(4)	2.4%
External Inflation(5)	1.5%
Real Devaluation at end of period	1.8%
Interest Rate
Prime (United States)(4)	3.2%
LIBOR (six month)(4) 0.7	0.4%
Export Prices
Coffee (ex-dock) ($/lb.)	1.8
Oil ($/barrel) (Cusiana)	97.0

Coal ($/ton)	85.00
Ferronickel ($/lb.) (4)	2.45
Gold ($/Troy oz.) (4)	1,200.0

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2014 in connection with the release of the Medium Term Fiscal Plan 2014.
2:	End of period.
3:	Calculated using a projected change in the producer price index.
4:	Budget assumptions based on Banco de la República data.
5:	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, April 2014.

Sources: General Directorate of Macroeconomic Policy, Ministry of Finance

The figures set forth above represent the Government’s forecast, as of June 17, 2014, of the 2014 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program

Flexible Credit Line with IMF.

On March 26, 2009, the IMF made available to Colombia the IMF’s Flexible Credit Line, a short-term facility intended to provide contingent liquidity to countries with sound macroeconomic policies and institutional frameworks. The Flexible Credit Line was designed to help Colombia during the global financial crisis by providing the flexibility to draw on the credit line at any time. Disbursements under the Flexible Credit Line were not phased or conditioned on compliance with policy targets as in traditional IMF-supported programs. On April 20, 2009, the Government made an official application for $10.4 billion under the Flexible Credit Line to the IMF. On May 11, 2009 the IMF’s Executive Board approved a one-year arrangement under the Flexible Credit Line for $10.5 billion. On May 7, 2010, the IMF’s Executive Board approved a successor one-year arrangement under the Flexible Credit Line for $3.5 billion. On May 9, 2011, the IMF’s Executive Board approved a two-year $6.2 billion successor arrangement under the IMF’s Flexible Credit Line. On June 24, 2013, the IMF’s Executive Board approved a two-year $5.8 billion successor arrangement under the Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Recently Enacted Fiscal Reforms

During the past three years, the Santos administration submitted to Congress, and Congress approved, a package of structural reforms aimed at improving the conditions for the sustainability of public finances in the long term and imposing targets in several indicators of fiscal performance. The reforms are described below.

Health System Reforms: On July 12, 2010, a law that seeks to increase the resources available for the health system by between Ps. 3.5 and Ps. 3.6 trillion was enacted. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system.

On January 19, 2011, the president signed into law the Health Reform Law that provides more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion per year from the national budget and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

Fiscal Sustainability Reform: On June 8, 2011, Congress passed the constitutional reform of Fiscal Sustainability. The main effect of this reform is the protection of the fundamental economic, social and cultural rights embodied in the Constitution, establishing fiscal sustainability as a criterion and requiring the different branches of government to consider the implications of their decisions on macroeconomic stability.

Royalties Reform: On June 9, 2011, Congress approved the reform to the royalties system (called “Acto Legislativo de Reforma a las Regalías”). The main objective of this reform is to redistribute more equitably royalties received from the exploitation of natural resources among all the regions of Colombia, generate savings, promote transparent management by authorities and strengthen regional competitiveness. The reform requires that 40% of the royalties generated by the exploitation of natural resources be used to finance social, economic and environmental development projects in the regions based on objective criteria such as the size of the population and level of poverty.

Fiscal Responsibility Law: On June 14, 2011, Congress approved the fiscal responsibility law. The main objective of this reform is to reduce gradually the fiscal deficit of the Central Government to 2.3% of GDP or less by 2014, 1.9% of GDP or less by 2018 and 1.0% of GDP or less by 2022. The fiscal responsibility law states that, in the long term, structural spending cannot exceed structural revenue by more than 1%, which is aimed at reducing the Central Government debt to GDP ratio to below 20%.

Tax Adjustment Law: The Uribe administration implemented a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Uribe Government introduced measures to increase public revenues and reduce public expenditures, including the tax adjustment law, enacted on December 30, 2009. The main effects of the law are as follows: (i) the wealth tax will remain in effect until 2014 with differing tax rates applicable to two levels of Ps.3.0 billion and Ps.5.0 billion; (ii) the tax deduction for productive asset investments is reduced to 30% from 40%; and (iii) taxpayers may not concurrently benefit from the aforementioned productive asset investment deduction and the special tax rate of 15% for users of free trade zones. The Santos administration has continued the implementation of the comprehensive fiscal adjustment program.

Infrastructure Law: On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends on the use of the proceeds and on whether the debt is issued directly or guaranteed by the Republic, or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by government-owned corporations and national, departmental and municipal agencies.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic that increases the amount of outstanding external debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee. The Director General of Public Credit and National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt consists of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

On June 16, 2013, Directorate General of Macroeconomic Policy announced a revised Financing Plan for 2013 under which the Government planned to issue up to Ps. 29.01 trillion in internal debt and $2.6 billion in external debt for 2013. On the same date, Directorate General of Macroeconomic Policy announced the Financing Plan for 2014, which contemplated up to Ps. 30.5 trillion in internal debt and $5 billion in external debt for 2014. As of April 14, 2014, the fiscal closing of the Financing Plan for 2013, the Government had issued Ps. 30.6 trillion in internal debt and $4.0 billion in external debt for 2013. In June 2014, the Medium Term Fiscal Framework stated that the Central Government deficit for 2013 was 2.4% of GDP, and that the non-financial public sector deficit for 2013 was 0.9%. On June 16, 2014, the Financing Plan for 2014 was adjusted to contemplate up to Ps. 33.2 trillion in internal debt and $4.0 billion in external debt for 2014.

Colombia’s ratio of total net non-financial public sector debt to GDP was at 34.5% in 2009. It increased to 35.6% in 2010, but decreased to 34.1% in 2011 and further to 32.5% in 2012. For the year ended December 31, 2013, the ratio of total net non-financial public sector debt to GDP increased to 34.7%, mainly due to the increase in domestic debt of the Central Government.

Public Sector Internal Debt

In 2013, the Government’s internal debt consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obligated to invest excess funds in these Government instruments); and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $101.3 billion (Ps.195.2 trillion) on December 31, 2013, an increase of 5.0% in dollar terms (a 14.4% increase in Peso terms) from the $96.5 billion (Ps.170.6 trillion) outstanding on December 31, 2012. According to preliminary figures, total non-financial public sector internal funded debt was $117.8 billion (Ps. 227.0 trillion) on December 31, 2013, as compared to the $113.4 billion (Ps. 200.5 trillion) outstanding on December 31, 2012.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2013, local TES bonds represented 69.0% of total Central Government debt (both internal and external) and 95.3% of total internal Central Government debt. TES issuances in the domestic capital markets are accounted for as internal debt, while global TES bond issuances, which are denominated in pesos but payable in dollars and offered and sold globally (in foreign capital markets), are accounted for as external debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the Treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. As of December 31, 2013 there were no dollar-linked TES outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven-, ten-, twelve- and seventeen-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation- adjusted government debt securities available in the United States and France. As of December 31, 2013, $20.3 billion (Ps. 39.0 trillion) of UVR TES bonds were outstanding.

In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short- term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2005, the Government issued fifteen-year fixed rate TES. In 2007, the Government issued short-term (357-day) bills and four-, six- and eleven- year fixed rate TES and six-year UVR TES bonds. In 2008, the Government issued four-, six- and sixteen-year fixed rate TES. In 2009, the Government issued short-term (357-day) bills and four- and seven-year fixed rate TES and seven-year UVR TES bonds. In 2010, the Government issued short-term (357-day) bills and four-, seven- and sixteen-year fixed rate TES and six-, eight- and seventeen-year UVR TES bonds. In 2011, the Government issued short-term (357-day) bills and four-, six-, seven-, ten-, eleven-, fifteen- and sixteen- year fixed rate TES and , eight-, twelve- and seventeen-year UVR TES bonds. In 2012, the Government issued seven, ten, eleven and fifteen year fixed rate TES and eight-, ten-, twelve- and seventeen-year UVR TES bonds. In 2013, the Government issued six-, seven-, ten- and sixteen-year fixed rate TES and eight-, ten- and twenty-year UVR TES bonds.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued Peace Bonds in the aggregate principal amount of Ps. 0.7 billion in 2007. The Peace bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones. No Peace Bonds were issued in 2008. In 2009, the Government issued Ps. 4.6 billion in aggregate principal amount of Peace Bonds. In 2010 and 2011, the Government issued Ps. 1.1 billion and Ps. 0.9 billion in aggregate principal amount of Peace Bonds, respectively, and, in 2012, the Government issued Ps. 0.2 billion in aggregate principal amount of Peace Bonds. In 2013, the Government issued Ps. 750 million of Peace Bonds.

In 2013, the Government issued Ps. 30.6 trillion of TES bonds. Of this amount, 65.3% was issued through auctions. In 2014, the Government plans to issue Ps. 33.2 trillion of TES bonds. It is expected that 58.1% of this amount will be issued through auctions. Auctions of TES bonds are normally held on a bi- weekly basis.

On May 16, 2012, the Government developed a new strategy for the issuance of internal funded debt. The plan involves the issuance of benchmark peso-linked TES bonds and UVR TES bonds every two years, both launched at the same time in odd years, with a reopening of such securities when 5 years remain until maturity. Securities are expected to be issued for the maximum term established for each security (15 years in the case of TES bonds denominated in pesos and 20 years in the case of UVR bonds), where the maturity of peso-linked TES will occur in even years and the maturity of UVR TES bonds occur in odd years. This measure is taken with the objective of reducing the refinancing risk.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2009	2010	2011	2012	2013
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps. 132,379	Ps. 151,489	Ps. 162,494	Ps. 170,561	Ps. 195,152
Public Sector Entities	26,653	31,830	29,611	29,662	31,880
Total Internal Debt(3)	Ps. 159,032	Ps. 183,319	Ps. 192,105	Ps. 200,522	Ps. 227,032
As a Percentage of GDP	31.3%	33.6%	30.9%	30.2%	30.8%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
2:	Central Government figures exclude pension bonds and constant value bonds.
3:	Includes peso-denominated debt of the Government excluding state-owned financial institutions.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 3.5 trillion ($1.8 billion) at December 31, 2013.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	capital markets, such as external bond offerings;

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers; and

•	bilateral agreements.

As of December 31, 2013, debt from multilateral institutions and export credit institutions represented 37.8% of public sector external funded debt, while loans from commercial banks constituted 5.5% of the total. The amount of bonds outstanding as of December 31, 2013 was $28.0 billion, or 55.3% of public sector external funded debt. Total public sector external funded debt increased from $44.5 billion on December 31, 2012 to $50.6 billion on December 31, 2013.

As of December 31, 2013, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled $0.5 billion.

On December 31, 2013, the Central Government accounted for 70.4% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 29.6%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	As of December 31,
	2009	2010	2011	2012	2013
	(millions of U.S. dollars, except percentages)
Central Government	$29,035	$30,987	$32,934	$33,661	$35,658
Public Entities(3)(4)
Guaranteed	1,843	1,897	1,896	1,957	1,871
Non-guaranteed	4,684	5,369	5,775	8,877	13,093
Total External Debt	$35,563	$38,253	$40,606	$44,496	$50,623
Total Debt Service	$4,344	$4,673	$6,213	$5,828	$4,306

External Debt/GDP	15.4%	14.0%	14.9%	11.3%	13.4%
Total Debt Service/GDP	1.9	1.7	2.3	1.5	1.1
Total Debt Service/Exports	13.2	14.2	18.9	9.7	7.3

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

As of December 31, 2009, 2010, 2011, 2012 and 2013, Colombia’s public sector external funded debt increased by $6.8 billion, $2.7 billion, $2.4 billion, $3.9 billion and $6.1 billion, respectively, from the corresponding figure on December 31 of the prior year. The increase in the public external funded debt in 2013 was primarily due to an increase in indebtedness of public entities. Public sector external debt as a percentage of GDP decreased from 15.4% on December 31, 2009 to 14.0% on December 31, 2010. It then increased to 14.9% on December 31, 2011, but decreased to 11.3% on December 31, 2012. As of December 31, 2013, the public sector external debt as a percentage of GDP increased to 13.4%. External debt service as a percentage of GDP decreased from 1.9% on December 31, 2009 to 1.7% on December 31, 2010, but increased to 2.3% on December 31, 2011. It decreased from 1.5% on December 31, 2012, to 1.1% on December 31, 2013. As of December 31, 2013, Colombia’s public sector external funded debt totaled $50.6 billion, of which $35.7 billion was debt of the Central Government and $15.0 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

On June 24, 2013, the IMF’s executive board approved a two-year $5.84 billion successor arrangement under the IMF’s Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

On January 28, 2014, Colombia issued $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

As part of Colombia’s external liability management program, the Government has conducted and plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	As of December 31,
	2009	2010	2011	2012	2013
	(millions of U.S. dollars)
Multilaterals
IADB	$6,233	$6,492	$6,826	$6,894	$7,233
World Bank	6,550	7,556	7,624	7,851	7,938
Others	1,351	1,470	1,566	1,439	1,284
Total Multilaterals	14,134	15,518	16,016	16,183	16,455
Commercial Banks	1,071	824	1,149	2,061	2,775
Export Credit Institutions	162	114	97	2,137	2,687
Bonds	18,635	20,108	22,023	23,597	27,983
Foreign Governments	1,540	1,673	1,308	510	717
Suppliers	20	16	12	7	5
Total	$35,563	$38,253	$40,606	$44,496	$50,623

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.
3:	Debt with resident financial institutions is not included in the public entities outstanding.

Source: Debt Database—Ministry of Finance.

IADB Loans

Colombia uses loans from the IADB to finance public investment in infrastructure projects. Disbursements of loans from the IADB totaled approximately $688.8 million in 2009, $327.5 million in 2010, $134.8 million in 2011, $83.2 million in 2012 and $24.1 million in 2013.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	As of December 31, 2013(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$29,949	$1,177	$11,489	$42,615	84.2%
Colombian Pesos	5,075	659	1,603	7,336	14.5%
Japanese Yen	428	0	0	428	0.9%
Euros	137	28	1	166	0.3%
Unit Account(2)	0	2	0	2	0.0%
Others	69	6	0	75	0.2%
Total	$35,658	$1,872	$13,093	$50,623	100.00%

Totals may differ due to rounding.

1: Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2013.

2: Corresponds to the monetary unit used by the IADB in its transactions, expressed in U.S dollars.

Source: Debt Database—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding on December 31, 2013.

Public Sector External Debt Amortization Schedule(1)(2) Loans and Bonds

	Debt Outstanding as of December 31, 2013 (3)
		2014	2015	2016	2017	After
	(millions of U.S. dollars)
Multilaterals
IADB(4)	$7,922	$981	$447	$462	$484	$5,549
World Bank(4)	9,208	776	682	629	494	6,627
Others	1,701	149	142	146	140	1,126
Total Multilaterals	18,831	1,905	1,271	1,237	1,117	13,301
Commercial Banks	2,787	572	520	638	466	591
Export Credit Institutions	2,847	200	201	200	200	2,045
Bonds	24,163	1,000	1,433	92	1,955	19,682
Foreign Governments	875	2	7	19	28	820
Suppliers	8	1	0	0	0	8
Total External Debt	$48,351	$1,774	$2,161	$950	$2,649	$40,818

Totals may differ due to rounding.

1:	Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2013.
3:	Debt with domestic financial institutions is not included in the debt outstanding.
4:	Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the dates their respective transactions closed.

Source: Debt Database—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed		Principal Amount Outstanding at Dec. 31, 2013(2)
				(millions of original currency)		(millions of U.S. dollars)
Central Government
8.700% Notes Due 2016	1996	2016	USD		$200	76
(*) 8.375% Notes Due 2027	1997	2027	USD		$250	74
11.85% Global Bonds due 2028	2000	2028	USD		$500	9
(*)11.75% Global Bonds due 2020	2000	2020	USD		$1,075	796
(*)10.375% Global Bonds due 2033	2003	2033	USD		$635	341
(*)8.125% Global Bonds due 2024	2004	2024	USD		$1,000	1,000
(*)8.25% Global Bonds due 2014	2004	2014	USD		$1,000	1,000
8.66% Notes Due 2016	2004	2016	USD		$17	17
(*)12.000% Global TES due 2015(2)	2005	2015	COP	Ps.	2,580,037	1,339
3 mo. Libor +180 bps Notes due 2015	2005	2015	USD		$400	169
(*)7.375% Notes due 2017	2006	2017	USD		$1,650	1,650
(*)7.375% Notes due 2037	2006	2037	USD		$1,818	1,818
9.85% Global TES due 2027(2)	2007	2027	COP	Ps.	1,924,515	999
7.375% Notes due 2019	2009	2019	USD		$2,000	2,000
(*)6.125% Global Bonds due 2041	2009	2041	USD		$1,000	2,500
2.42% Notes due 2019(2)	2009	2019	JPY		¥45,000	428
(*)7.75% Global TES due 2021(2)	2010	2021	COP	Ps.	2,467,611	1,281
4.375% Global Bonds due 2021	2011	2021	USD		$2,000	2,000
4.375% Global TES Bond Due 2023(2)	2012	2023	COP	Ps.	1,000,000	519
2.625% Global Bonds Due 2023	2013	2023	USD		1,000	1,000
4.000% Global Bonds Due 2024	2013	2024	USD		1,600	1,600
Total						$20,616

1:	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). As of December 31, 2013.
2:	Principal amount outstanding on December 31, 2013 was converted to U.S. dollars at the corresponding exchange rate on December 31, 2013. COP/USD = Ps. 1,926.83/$1.00; JPY/USD = ¥105.17/$1.00; USD/EUR = $1.374/€1.00.
(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of December 31, 2013
			(millions of U.S. dollars)
World Bank	Various	Various	$7,448
IADB	Various	Various	6,177
Others	Various	Various	992
Total			$14,618

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks(1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding as of December 31, 2013
					(millions of U.S. dollars)
Commercial Bank Loans	Various	Various	Various	Various	n.a.	6
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	23.4
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	395.6
Total						$425

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt	$35,658

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt(1)(2)	Non-guaranteed Debt	Principal Amount Outstanding as of December 31, 2013
	millions of U.S. dollars
Non-Financial Public Sector:
AGUAS DEL MAGDALENA	$31	$0	$31
AGUAS Y AGUAS DE PEREIRA	17	0	17
BOGOTA DISTRITO CAPITAL	186	423	609
C.A.R.	12	0	12
DEPARTAMENTO DE ANTIOQUIA	71	0	71
DEPARTAMENTO DE CESAR	11	0	11
DEPARTAMENTO DE CUNDINAMARCA	14	0	14
DISTRITO TUR/CUL DE CARTAGENA	35	0	35
E.E.E.B- E.S.P	0	849	849
E.P.M. DE MEDELLÍN	368	1,867	2,235
E.T.BARRANQUILLA	0	7	7
E.T.M.V.A.METRO	62	0	62
ECOPETROL	0	4,288	4,288
EMCALI	8	3	10
I.S.A.	0	37	37
ICETEX	315	0	315
ISAGEN S.A.	219	107	326
MUNICIPIO DE CALI	3	0	3
MUNICIPIO DE MEDELLIN	4	200	204
MUNICIPIO DE PASTO	1	0	1
URRA S.A	2	0	2
I.D.E.A	0	10	10
DEPARTAMENTO DE GUAJIRA	12	0	12
ESP Gecelca S.A. ESP.		33	33
PROPILCO S.A.	0	28	28
REFICAR	0	3,942	3,942

Empopasto S.A. ESP	8		8
E.T.B.		275	275
TGI S.A. ESP		894	894
Total Non-Financial Public Sector:	1,380	12,963	14,343
Financial Public Sector:
BANCOLDEX	295	70	366
FINDETER	196	60	256
Total Financial Public Sector:	491	130	621
TOTAL:	$1,871	$13,093	$14,964

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.
2:	Subject to revision

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of Dec 31, 2013
			(millions of pesos)
Treasury Bonds	Various	Various	Ps. 172,112,187
Pension Bonds	Various	Various	9,901,222
TRD	Various	Various	1,825,377
Peace Bonds	Various	Various	30,493
Constant Value Bonds	Various	Various	1,159,038
Security Bonds	Various	Various	328
Other Bonds	Various	Various	203,173
Other Assumed Debt	Various	Various	393
Other	Various	Various	204,266
Treasury Promissory Notes	Various	Various	6,263,697
Total			Ps.191,700,443

Totals may differ due to rounding.

1:	Total as of December 31, 2013.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding as of December 31, 2013
(thousands of U.S. dollars)
Cedelca	41.72
Department of Magdalena	9,418.67
Department of Nariño	1,446.35
District of Barranquilla	22,980.40
EMCALI	304.42
Municipality of Aracataca	78.32
Municipality of Cali	92,066.49

Municipality of Fundación	0.23
Municipality of Magangue	1,980.36
Municipality of Plato	196.07
Satena	16,942.91
Total	145,456.00

1:	Medium- and long-term indebtedness. As of December 31, 2013, the Republic had no outstanding guarantees of floating public sector internal debt.

Source: Ministry of Finance.